ARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 11th day of September, 2009.

AMONG:

FIRST MAJESTIC SILVER CORP., a company existing under the laws of the Province of British Columbia

(hereinafter referred to as “First Majestic”)

AND:

NORMABEC MINING RESOURCES LIMITED, a company existing under the federal laws of Canada

(hereinafter referred to as “Normabec”)

AND:

4528255 CANADA INC., a company existing under the federal laws of Canada

(hereinafter referred to as “Newco”)

            THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each party), the parties hereby covenant and agree as follows:

     ARTICLE 1
INTERPRETATION

1.1        Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“2008 Financial Statements” means the audited consolidated financial statements of Normabec as at August 31, 2008, consisting of (a) the balance sheet stating the assets, liabilities and shareholders’ equity as of August 31, 2008; (b) the income statement stating the revenues and expenses for the year ended August 31, 2008; (c) the statement of cash flows for the year ended August 31, 2008; and (d) the notes thereto;

“2009 Financial Statements” means the audited consolidated financial statements of Normabec as at August 31, 2009, consisting of (a) the balance sheet stating the assets, liabilities and shareholders’ equity as of August 31, 2009; (b) the income statement stating the revenues and expenses for the year ended August 31, 2009; (c) the statement of cash flows for the year ended August 31, 2009; and (d) the notes thereto;

“Acquisition Proposal” means any bona fide written or publicly announced proposal made by any Person other than First Majestic (or any affiliate of First Majestic or any Person acting in concert with First Majestic or any affiliate of First Majestic) with respect to a merger, amalgamation, share exchange, take-over bid, private purchase, sale of material assets (or any lease, licence, joint venture or other arrangement having the same economic effect as a sale), but excluding the sale of any interest in one or more of the Transferred Assets, any material sale of shares or rights or interests therein or thereto or similar transactions involving Normabec or the Normabec Subsidiaries, or a proposal to do so, excluding the Arrangement;

“Applicable Regulatory Approvals” means all approvals, consents and authorizations of all Governmental Entities and other regulators (including stock exchanges) reasonably necessary or desirable in connection with the Arrangement and the other transactions contemplated hereby;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 hereof or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution approving the arrangement, to be substantially in the form and content of Exhibit A, to be considered, and if deemed advisable, passed with or without variations, by the Normabec Shareholders at the Normabec Meeting;

“Articles of Arrangement” means the articles of arrangement of Normabec in respect to the Arrangement that are required by the CBCA to be issued by the Director after the Final Order is made;

“Ayotte Settlement” has the meaning set out in Section 5.2(k);

“Business” means the business of Normabec and the Normabec Subsidiaries as it is currently conducted, including the exploration for and exploitation of minerals in Canada and Mexico;

“Business Day” means any day on which commercial banks are open for business in Vancouver, British Columbia and Montreal, Québec other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada or a day observed as a holiday in Montreal, Québec under the laws of the Province of Québec or the federal laws of Canada;

“CBCA” means the Canada Business Corporations Act;

“Circular” means the notice of the Normabec Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to the Normabec Securityholders in connection with the Normabec Meeting;

“Confidentiality Agreement” means the provisions of Section 3 of the letter of intent dated as of July 24, 2009 between First Majestic and Normabec;

“Court” means the Superior Court of Québec;

“Debt Instrument” means any bond, debenture, mortgage, promissory note or other instrument evidencing indebtedness for borrowed money;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement;

“Drop Dead Date” means December 15, 2009, or such later date as may be agreed upon by the parties hereto;

“Effective Date” means the date shown on the certificate of arrangement to be issued by the Director giving effect to the Arrangement;

“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date;

“Employee Benefits” means:

(a)

salaries, wages, bonuses, vacation entitlements, commissions, fees, stock option plans, stock purchase plans, incentive plans, deferred compensation plans, profit-sharing plans and other similar benefits, plans or arrangements;

(b)	insurance, health, welfare, drug, disability, pension, retirement, travel, hospitalization, medical, dental, legal counseling, eye care and other similar benefits, plans or arrangements; and

(c)

agreements or arrangements with any labour union or employee association, written or oral employment agreements or arrangements and agreements or arrangements for the retention of the services of independent contractors, consultants or advisors;

“Encumbrance” means any mortgage, charge, easement, encroachment, lien, adverse claim, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement, option, right of pre-emption, privilege, obligation to assign, licence, sublicence trust, royalty, carried, working, participation or net profits interest or other third party interest or other encumbrance or any agreement, option, right or privilege capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws relating to pollution or the protection and preservation of the environment, occupational health and safety, product safety, product liability or Hazardous Substances, including, without limitation, Laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources;

“Environmental Permits” includes all orders, permits, certificates, approvals, consents, registrations and licences issued by any Governmental Entity under Environmental Laws;

“Fairness Opinion” has the meaning set out in Section 4.2(b)(xiii);

“Final Order” means the final order of the Court granted pursuant to Section 192 of the CBCA approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

“First Majestic Exchange Ratio” means 0.060425;

“First Majestic Information Record” means any annual information form, press release, material change report, information circular, financial statement, management's discussion and analysis or other document of First Majestic which has been publicly filed by it on SEDAR;

“First Majestic Shares” means the common shares in the authorized share structure of First Majestic;

“First Majestic Subsidiaries” means the subsidiaries (as such term is defined in the Business Corporations Act (British Columbia)) of First Majestic;

“Governmental Entity” means any

(a)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(b)	any subdivision, agent, commission, board, or authority of any of the foregoing; or

(c)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guarantee” means any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;

“Hazardous Substance” means, collectively, any contaminant, toxic substance, dangerous goods, or pollutant or any other substance that when Released to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health, including without limitation, (i) any petroleum substances, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined under Environmental Laws as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (iii) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any Environmental Law;

“Interested Person” means any present or former officer, director, shareholder, employee, consultant or advisor, excluding attorneys, accountants and other third party professional advisors of Normabec or any Normabec Subsidiary in connection with this Agreement and the transactions contemplated herein, of or to Normabec, any Normabec Subsidiary or any Person with which Normabec, any Normabec Subsidiary or any of the foregoing does not deal at arm’s length within the meaning of the ITA (including a spouse, parent, child or sibling of any such Person);

“Interim Financial Statements” means the unaudited consolidated financial statements of Normabec as at May 31, 2009, consisting of (a) the balance sheet stating the assets, liabilities and shareholders’ equity as of May 31, 2009; (b) the income statement stating the revenues and expenses, for the period from September 1, 2008 to May 31, 2009; (c) the statement of cash flows for the period from September 1, 2008 to May 31, 2009; and (d) the notes thereto;

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court;

“ITA” means the Income Tax Act (Canada);

“Laws” means all statutes, regulations, statutory rules, principles of law, orders, published policies and guidelines, and terms and conditions of any grant of approval, permission, authority or licence of any court, Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Leased Property” means all the right, title and interest of Normabec and the Normabec Subsidiaries in and to the subject matter (whether realty or personally) of the Leases;

“Leases” means the real or personal property leases or subleases, or other rights of occupancy relating to real property, which Normabec or any Normabec Subsidiary is a party to or bound by or subject to, including those set forth and described in Section 3.1.19 of the Normabec Disclosure Schedule;

“Licences” has the meaning set out in Section 3.1.28;

“Lock-up Agreements” means the lock-up agreements between First Majestic and certain holders of Normabec Shares entered into in connection with the Arrangement;

“Material Adverse Change”, when used in connection with First Majestic or Normabec, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, ownership, capital, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its subsidiaries, if any, that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition (financial or otherwise) or prospects of such party and its subsidiaries taken as a whole, other than any change, effect, event or occurrence:

(a)	relating to the Canadian or international economy or securities markets in general;

(b)	generally affecting the industry in which such party operates; or

(c)

affecting the worldwide silver mining industry in general and which does not have a materially disproportionate effect on First Majestic and its subsidiaries, on a consolidated basis, or on Normabec and the Mexican Assets, respectively;

“Material Adverse Effect”, when used in connection with First Majestic or Normabec, means any matter or action that has an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition (financial or otherwise) or prospects of such party and its subsidiaries taken as a whole, and “Materially Adversely Affected” shall have a corresponding meaning;

“Material Agreements” means, in the case of Normabec the Leases and the agreements, indentures, contracts, leases, licences, options, instruments and other commitments set forth in Section 3.1.21 of the Normabec Disclosure Schedule, and in the case of First Majestic, the material agreements, indentures, contracts, leases, licences, options, instruments and other commitments to which it is a party, referred to in the First Majestic Information Record;

“Mexican Assets” means all shares of Minera Real Bonanza S.A. de C.V. owned by Normabec, any and all records, data, rights, interests, and assets owned or controlled by Normabec in Mexico or pertaining to the Mexican Property and any and all agreements to which Normabec is a party relating to any of the foregoing;

“Mexican Property” means the property know as the Real de Catorce Property located in San Luis Potosi State, Mexico;

“Mineral Rights” means all rights, whether contractual or otherwise, for the exploration for or exploitation or extraction of mineral resources and reserves together with surface rights, water rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights;

“Newco Exchange Ratio” means 0.25;

“Newco Share” means a common share in the capital of Newco;

“Newco Warrant” has the meaning set out in Section 2.3(g);

“Normabec Disclosure Schedule” means Exhibit C hereto;

“Normabec Information Record” means any annual information form, press release, material change report, information circular, financial statement, management's discussion and analysis or other document of Normabec which has been publicly filed by it on SEDAR;

“Normabec Meeting” means the special meeting of Normabec Securityholders including any adjournment or adjournments thereof, to be called to consider the Arrangement;

“Normabec Option” means an option to purchase Normabec Shares;

“Normabec Share” means a common share in the capital of Normabec;

“Normabec Shareholders” means the holders of Normabec Shares;

“Normabec Subsidiaries” means Newco, Minera Real Bonanza S.A. de C.V. and Servicios Minero-Metalurgicos e Industriales S.A. de C.V.;

“Normabec Warrant” means a common share purchase warrant of Normabec;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit B hereto and any amendments or variations thereto made in accordance with Section 6.1 hereof or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-Effective Date Period” means the period from and including the date hereof to and including the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article 6;

“Release” means any release, spill, emission, discharge, leaking, pumping, dumping, escape, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, ground water, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property;

“Replacement Warrant” has the meaning set out in Section 2.3(g);

“Representatives” has the meaning set out in Section 4.6;

“Section 3(a)(10) Exemption” has the meaning set out in Section 2.4;

“Shareholder Rights Plan” means the shareholder rights plan set out in the Shareholder Rights Plan Agreement dated as of December 19, 2007 between Normabec and Computershare Investor Services Inc., as rights agent;

“Superior Proposal” means any written Acquisition Proposal which did not result from a breach of Section 4.4 or 4.5 and that in the good faith determination of the board of directors of Normabec, after consultation with financial advisors and outside legal counsel:

(a)	is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; and

(b)

would, if consummated in accordance with its terms, result in a transaction more favourable to the Normabec Securityholders, from a financial point of view, than the transaction contemplated by this Agreement;

“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

“Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, production taxes, severance taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Technical Report” means the report entitled “Updated NI43-101 Technical Report and Mineral Resources Estimate for the Real de Catorce Property, San Luis Potosi State, Mexico”, dated July 15, 2008 and prepared by Micon International Limited, Inc. for Normabec;

“Third Party Expenses” means all legal, accounting, financial advisory, investment banking, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby;

“Transferred Assets” means all assets and liabilities of Normabec at the Effective Time other than (i) the Mexican Assets; (ii) all amounts owed to Normabec by its direct and indirect subsidiaries; (iii) all cash, cash equivalents or other securities owned by Normabec (including shares of First Gold Exploration Inc. owned by Normabec); (iv) any liabilities of Normabec relating to: (A) the Mexican Assets; (B) any severance or change of control payments which may be payable in connection with the Arrangement; and (C) all fees and expenses of Normabec relating to the completion of the Arrangement, including, but not limited to, legal, accounting and financial advisory fees, but not including any fees or expenses relating to the listing of the Newco Shares on the TSXV; and (v) any and all intellectual property, data and information of any nature or kind relating directly or indirectly to the Mexican Assets owned, held, used or controlled by Normabec or its agents or representatives, including any and all geological, geochemical, geophysical, hydrological and title data, records, reports, drill cores, drill hole logs, drill hole orientation surveys, core samples, geochemical assays, resource calculations, opinions, maps, plans, drawings, charts, documents and other information, in whatever form and however maintained, whether electronically or documentary, computer storage or otherwise;

“Tribunal” means:

(a)	any court (including a court of equity);

(b)	any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(c)	any securities commission, stock exchange or other regulatory or self-regulatory body;

(d)	any board of trade, chamber of commerce or other business or professional organization or association;

(e)	any arbitrator or arbitration tribunal; and

(f)	any other tribunal;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2             Interpretation Not Affected by Headings, etc. The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to a “Section” followed by a number and/or a letter refer to the specified section of this Agreement, and all references in this Agreement to an Exhibit followed by a letter refer to the specified Exhibit to this Agreement. Unless otherwise indicated, the terms “this Agreement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Agreement (including the Exhibits hereto), as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3             Currency. Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4             Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5             Date For Any Action. In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6             Entire Agreement. This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto, other than the Confidentiality Agreement.

1.7             Accounting Matters. Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8             Construction. In this Agreement, unless otherwise indicated:

(a)

the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)

a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)

the phrase “ordinary course of business”, or any variation thereof, of any Person refers to the business of such Person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(d)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(e)	time is of the essence; and

(f)	references to a “party” or “parties” are references to a party or parties to this Agreement.

1.9             Knowledge. In this Agreement, the phrase “to the knowledge of” any Person, “to the best knowledge of” any Person, “known to” any Person, “of which it is aware” or any similar phrase means, unless otherwise indicated, (i) with respect to any Person who is an individual, the actual knowledge of such Person, and (ii) with respect to any Person who is not an individual, the actual knowledge of the senior officers and directors of such Person after reasonable enquiry, and to the extent that such reasonable enquiry was not conducted, includes the knowledge that a reasonable Person would have had if such reasonable enquiry had been conducted.

1.10           Exhibits. The following Exhibits are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form an integral part hereof:

Exhibit A	–	Arrangement Resolution

Exhibit B	–	Plan of Arrangement

Exhibit C	–	Normabec Disclosure Matters

ARTICLE 2
THE ARRANGEMENT

2.1             Implementation Steps.

(a)

Normabec shall as soon as reasonably practicable, apply in a manner acceptable to First Majestic, acting reasonably, under Section 192 of the CBCA for the Interim Order, and thereafter proceed with and diligently pursue the obtaining of the Interim Order;

(b)

Normabec covenants in favour of First Majestic that Normabec shall, subject to the terms of this Agreement and the Interim Order, use its best efforts to convene and hold the Normabec Meeting as promptly as practicable, but in any event not later than November 12, 2009 without the written approval of First Majestic which shall not be unreasonably withheld, for the purpose of considering and, if deemed advisable, approving the Arrangement and the transactions contemplated thereby by way of the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting);

(c)	Normabec shall, subject to obtaining the approval(s) as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

(d)

Normabec covenants in favour of First Majestic that it shall, subject to obtaining the Final Order and satisfaction or waiver of the conditions herein contained in favour of each party, send to the Director for endorsement and filing by the Director the Articles of Arrangement together with such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.2             Interim Order. The notice of motion for the application referred to in Section 2.1(a) shall include a request that the Interim Order provide:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Normabec Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolutions shall be two-thirds of the votes cast on the Arrangement Resolution by the Normabec Shareholders present in person or by proxy at the Normabec Meeting, such that each Normabec Shareholder is entitled to one vote for each Normabec Share held;

(c)

that, in all other respects, the terms, restrictions and conditions of the articles and by-laws of Normabec, including quorum requirements and all other matters, shall apply in respect of the Normabec Meeting;

(d)	for the grant of the Dissent Rights; and

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.3             Articles of Arrangement. The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement, and all as subject to the Plan of Arrangement, substantially provide that, commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

the Shareholder Rights Plan shall terminate and cease to have any further force or effect and all rights issued and outstanding thereunder shall immediately be cancelled without need for any further act or formality;

(b)

Normabec shall, and shall be deemed to, transfer all of the Transferred Assets at their fair market value to Newco in consideration for the issuance by Newco to Normabec of such number of Newco Shares as is equal to the total number of Normabec Shares issued and outstanding at the Effective Time (other than Normabec Shares held by a holder who has validly exercised its Dissent Rights) multiplied by the Newco Exchange Ratio;

(c)	Normabec’s share capital and its Articles will be altered by:

	(i)	creating an unlimited number of Class A common shares (the “Normabec Class A Common Shares”) with the rights, privileges and restrictions as set forth in Schedule I to the Plan of Arrangement; and

	(ii)	amending the rights, privileges and restrictions attaching to the Normabec Shares so as to match those set forth in Schedule II to the Plan of Arrangement;

(d)

each of the issued Normabec Shares (except Normabec Shares held by a holder who has validly exercised its Dissent Rights) will be deemed to be exchanged with Normabec for one Normabec Class A Common Share and such number of Newco Shares received by Normabec in accordance with paragraph (b), above, as is equal to the Newco Exchange Ratio and the Normabec Shares will be cancelled and will form part of the authorized but unissued share capital of Normabec and no Normabec Shares will remain outstanding;

(e)	Normabec’s share capital and its Articles will be altered by:

	(i)	reducing the authorized capital by eliminating the authorized and unissued Normabec Shares; and

	(ii)	altering the indentifying name of all of the Normabec Class A Common Shares to be Common Shares.

(f)

each outstanding Normabec Class A Common Share will be exchanged by the holder thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for that number of fully paid and non-assessable First Majestic Shares equal to the First Majestic Exchange Ratio, and the name of each such holder of Normabec Class A Common Shares will be removed from the register of holders of Normabec Class A Common Shares and added to the register of holders of First Majestic Shares;

(g)

each Normabec Warrant, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for (i) a warrant (a “Replacement Warrant”) to purchase a number of First Majestic Shares equal to the product of the First Majestic Exchange Ratio multiplied by the number of Normabec Shares issuable on exercise of such Normabec Warrant for an exercise price per First Majestic Share equal to the exercise price per share of such Normabec Warrant immediately prior to the Effective Time divided by the First Majestic Exchange Ratio and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of an First Majestic Share, then the number of First Majestic Shares subject to such Replacement Warrant shall be rounded down to the next whole number of First Majestic Shares); and (ii) a warrant (a “Newco Warrant”) to purchase a number of Newco Shares equal to the Newco Exchange Ratio multiplied by the number of Normabec Shares issuable on exercise of such Normabec Warrant for an exercise price per Newco Share equal to the exercise price per share of such Normabec Warrant immediately prior to the Effective Time divided by the Newco Exchange Ratio and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Newco Warrant being exercisable for a fraction of a Newco Share, then the number of Newco Shares subject to such Newco Warrant shall be rounded down to the next whole number of Newco Shares); and the Normabec Warrants shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants and Newco Warrants shall be the same as the terms and conditions of the Normabec Warrant for which they are exchanged and First Majestic and Newco shall, as soon as practicable following the Effective Date, issue to such holder certificates representing such Replacement Warrants or Newco Warrants, as the case may be, and the original certificates representing such Normabec Warrants shall thereupon be void; and

(h)	each Normabec Option that has not been duly exercised prior to the Effective Time shall be terminated without any further act or formality.

2.4             Section 3(a)(10) Exemption. The parties agree that the Arrangement will be carried out with the intention that all First Majestic Shares and Newco Shares issued under the Arrangement to the United States holders of Normabec Shares will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the "Section 3(a)(10) Exemption"). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Normabec Shareholders subject to the Arrangement;

(d)

the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities under the Arrangement are fair to the Normabec Shareholders pursuant to the Arrangement;

(e)

the order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Normabec Shareholders pursuant to the Arrangement;

(f)

Normabec will ensure that each Normabec Shareholder entitled to First Majestic Shares and Newco Shares pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(g)

the Interim Order will specify that each Normabec Shareholder entitled to First Majestic Shares pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.5             Normabec Circular. As promptly as practicable after the execution and delivery of this Agreement, Normabec, in consultation with First Majestic, shall prepare the Circular, together with any and all other documents required by the CBCA or other applicable Laws in connection with the Arrangement. As promptly as practicable after the completion of the Circular, but in any event not later than October 11, 2009 without the written approval of First Majestic, which shall not be unreasonably withheld, Normabec shall cause the Circular, the Fairness Opinion and all other documentation required in connection with the Normabec Meeting to be sent to each holder of Normabec Shares or Normabec Warrants and to be filed as required by the Interim Order and applicable Laws.

2.6             Preparation of Filings

(a)

First Majestic and Normabec shall cooperate in the taking of all such action as may be required under the CBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)

Each of First Majestic and Normabec shall, on a timely basis, furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) to effect the actions described in Section 2.5 and the foregoing provisions of this Section 2.6, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is furnished or to be used.

(c)

Each of First Majestic and Normabec shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular. In any such event, First Majestic and Normabec shall cooperate in the preparation of a supplement or amendment to the Circular, as required, and, if required, Normabec shall cause the same to be distributed to the Normabec Securityholders.

(d)

Normabec shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by First Majestic) and shall ensure that the Circular provides Normabec Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Normabec Meeting.

2.7             United States Tax Matters. The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Internal Revenue Code. Each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Internal Revenue Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the U.S. Internal Revenue Code that such treatment is not correct. Each party hereto agrees to act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code for all U.S. federal income tax purposes.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1             Representations and Warranties of Normabec. Normabec hereby represents and warrants to and in favour of First Majestic as follows and acknowledges that First Majestic is relying on such representations and warranties in connection with the transactions herein contemplated:

3.1.1             Incorporation and Organization. Normabec and each of the Normabec Subsidiaries is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation (as more particularly set forth in Section 3.1.1 of the Normabec Disclosure Schedule), is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted and is in good standing. Normabec and each of the Normabec Subsidiaries is duly qualified or licenced to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licencing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of Normabec or any Normabec Subsidiary. True and complete copies of the constating documents of Normabec and each Normabec Subsidiary have been provided to First Majestic and no amendments to such constating documents have been authorized.

3.1.2             Capitalization.

(a)

The authorized capital of Normabec consists of an unlimited number of Normabec Shares of which, as of the date hereof, 75,093,675 Normabec Shares are issued and outstanding. Except as set forth in Section 3.1.2 of the Normabec Disclosure Schedule, no Normabec Shares are held in treasury or authorized or reserved for issuance, other than upon the exercise of the Normabec Warrants and the Normabec Options. Parties to the Lock-up Agreements are the registered holders of, in the aggregate, 11,349,366 Normabec Shares (representing not less than 15.11% of the aggregate number of Normabec Shares outstanding as of the date of this Agreement). All outstanding Normabec Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of Normabec and all applicable Laws. Other than as set forth in Section 3.1.2 of the Normabec Disclosure Schedule, there are, and have been, no preemptive rights relating to the allotment or issuance of any of the issued and outstanding Normabec Shares. As of the date hereof, Normabec Options for the purchase of an aggregate of 3,910,000 Normabec Shares and Normabec Warrants for the purchase of an aggregate of 4,318,857 Normabec Shares are outstanding and, except as disclosed in this Section 3.1.2(a) no Person other than First Majestic under this Agreement has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of Normabec or the purchase or other acquisition from Normabec of any of its undertakings, business or assets.

(b)

There are no outstanding bonds, debentures or other evidences of indebtedness of Normabec having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Normabec Shares on any matter.

(c)	Normabec has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

3.1.3             Authority and No Violation.

(a)

Each of Normabec and Newco has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by them in connection with the transactions contemplated herein, to perform their respective obligations hereunder and, subject to obtaining the approval of the holders of Normabec Shares and the Court as contemplated by Article 2, to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and such other documents by Normabec and Newco and the consummation by Normabec and Newco of the transactions contemplated by this Agreement (including the Arrangement) and such other documents have been duly authorized by the board of directors of Normabec and Newco and no other corporate proceedings on their part are necessary to authorize this Agreement or the transactions contemplated hereby, other than:

	(i)	with respect to the Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of the board of directors of Normabec; and

	(ii)	with respect to the completion of the Arrangement, the approval of the holders of Normabec Shares and such other corporate proceedings of Normabec as may be required by the Interim Order.

(b)

This Agreement has been duly executed and delivered by Normabec and Newco and constitutes a legal, valid and binding obligation, enforceable against them in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by Normabec or Newco in connection with the transactions contemplated herein will be duly executed and delivered by Normabec or Newco, as applicable, and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

The approval of this Agreement and the other documents required to be executed by Normabec and Newco in connection with the transactions contemplated herein, the execution and delivery by Normabec and Newco of this Agreement and such other documents, and the performance by Normabec and Newco of their respective obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i)

conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

	(A)	their respective articles or by-laws or any other agreement or understanding with any party holding an ownership interest in Normabec or Newco;

	(B)	any resolutions of their respective board of directors (or any committee thereof) or shareholders;

	(C)	any applicable Laws, subject to obtaining the consent of the TSXV to the transactions contemplated herein; or

(D)

subject to obtaining any consent, approval, permit or acknowledgement which may be required thereunder in connection with the completion of the transactions herein contemplated, details of which are set forth in Section 3.1.3 of the Normabec Disclosure Schedule, any licence or registration or any agreement, contract or commitment, written or oral, which Normabec or any Normabec Subsidiary is a party to or bound by or subject to;

(ii)

give rise to any right of termination or acceleration of indebtedness of Normabec or any Normabec Subsidiary, or cause any third party indebtedness of Normabec or any Normabec Subsidiary to come due before its stated maturity;

(iii)

result in the imposition of any Encumbrance upon any of Normabec’s assets or the assets of any of the Normabec Subsidiaries, or restrict, hinder, impair or limit its or any of the Normabec Subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future; or

(iv)

except as set forth in Section 3.1.3 of the Normabec Disclosure Schedule, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, or any increase in any Employee Benefits otherwise payable, or the acceleration of the time of payment, vesting or exercise of any Employee Benefits.

(d)

No consent, approval, order or authorization of, or registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by Normabec or any Normabec Subsidiary in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by Normabec of the transactions contemplated hereby or thereby, other than:

(i)	any approvals required by the Interim Order;

(ii)	the Final Order;

(iii)	filing of the Articles of Arrangement with the Director and the issuance by the Director of a certificate of arrangement in respect of the Arrangement;

(iv)	the consent of the TSXV to the transactions contemplated herein; and

(v)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained, would not in the aggregate have a Material Adverse Effect on Normabec.

3.1.4             No Defaults. Except as disclosed in Section 3.1.4 of the Normabec Disclosure Schedule, neither Normabec nor any Normabec Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, licence or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on Normabec.

3.1.5             Ownership of Normabec Subsidiaries. Other than one share in the capital of each of the Normabec Subsidiaries which is held by Robert Ayotte as nominee, either Normabec or one of the Normabec Subsidiaries is the sole beneficial and registered owner of all of the outstanding shares in the capital of each of the Normabec Subsidiaries with good and marketable title thereto, free and clear of all Encumbrances. No person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of any Normabec Subsidiary or the purchase or other acquisition from any Normabec Subsidiary of any of its respective undertakings, business or assets.

3.1.6             No Other Shares. Other than the shares which Normabec owns in the Normabec Subsidiaries or which the Normabec Subsidiaries own in each other and as otherwise set forth in Section 3.1.6 of the Normabec Disclosure Schedule, neither Normabec nor any of the Normabec Subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither Normabec nor any of the Normabec Subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither Normabec nor any of the Normabec Subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

3.1.7             Reporting Issuer; Public Documents.

(a)

Normabec is a reporting issuer in Alberta, British Columbia and Québec and is not in default of any of its filing obligations under applicable securities laws and the Normabec Shares are listed and posted for trading on the TSXV.

(b)

No order ceasing, halting or suspending trading in securities of Normabec or prohibiting the distribution of such securities has been issued to and is outstanding against Normabec and no investigations or proceedings for such purposes are, to the knowledge of Normabec, pending or threatened.

(c)

The documents contained in Normabec’s Information Record were, at their respective dates, true and correct in all material respects and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)

Normabec has publicly disclosed in Normabec’s Information Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Normabec.

(e)

Except as qualified by the disclosure in Normabec's Information Record, and except as otherwise disclosed in writing to First Majestic, Normabec beneficially owns or leases the properties, business and assets or the interests in the properties, business or assets referred to in Normabec's Information Record, no party is challenging or disputing Normabec's title to any such properties, business or assets and all agreements by which Normabec holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated.

3.1.8             Absence of Certain Changes or Events. Except as disclosed in the Normabec Information Record, since August 31, 2008 Normabec has conducted its business only in the ordinary course of business and there has not occurred:

(a)	any Material Adverse Change in respect of Normabec; or

(b)

any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

3.1.9             Financial Statements.

(a)

Except as set forth in Section 3.1.9 of the Normabec Disclosure Schedule, the 2008 Financial Statements and the Interim Financial Statements comply as to form, content and substance in all material respects with applicable Laws with respect thereto, have been prepared in accordance with generally accepted accounting principles, applied on a basis consistent with pervious years, are correct and complete and present fairly, in all material respects:

(i)

all the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of Normabec and the Normabec Subsidiaries, on a consolidated basis as at August 31, 2008, in the case of the 2008 Financial Statements, and May 31, 2009 in the case of the Interim Financial Statements; and

(ii)

the revenues, earnings, results of operations and cash flows of Normabec and the Normabec Subsidiaries, on a consolidated basis for the year ended on August 31, 2008, in the case of the 2008 Financial Statements, and the nine month period ended May 31, 2009 in the case of the Interim Financial Statements, provided, however, that

(i)	the Interim Financial Statements do not contain all footnotes required under generally accepted accounting principles; and

(ii)

the Interim Financial Statements are subject to adjustments for mineral property impairments, taxes (including investment tax credits), accruals for bonuses, revenue cut-off, payables cut-off and review of accounts receivable, the net effect of which would not be material to First Majestic in contemplating the acquisition of all of the outstanding Normabec Shares.

(b)

Since August 31, 2008 neither Normabec nor any of the Normabec Subsidiaries has incurred any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and Normabec has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in the 2008 Financial Statements, other than liabilities, indebtedness and obligations incurred by Normabec and/or the Normabec Subsidiaries in the ordinary course of business, or as contemplated in this Agreement or as disclosed in Section 3.1.9 of the Normabec Disclosure Schedule.

(c)	Section 3.1.9 of the Normabec Disclosure Schedule sets forth a complete and accurate list of all intercompany indebtedness between and among Normabec and the Normabec Subsidiaries.

3.1.10             Business Carried on in Ordinary Course. The Business has been carried on in the ordinary course since August 31, 2008 and since such date:

(a)	except as disclosed in Section 3.1.10 of the Normabec Disclosure Schedule, there has been no Material Adverse Change with respect to Normabec;

(b)	there has been no damage, destruction or loss of any material tangible assets, whether covered by insurance or not, that could reasonably be expected to have a Material Adverse Effect on Normabec;

(c)

except as disclosed in Section 3.1.10 of the Normabec Disclosure Schedule, there has been no increase in the salary, other cash compensation or other Employee Benefits payable or to become payable by Normabec or any Normabec Subsidiary to any of its respective officers, directors, employees or advisors, other than in the ordinary course of business, and there has been no declaration, payment or commitment or obligation of any kind for the payment or granting by Normabec or any Normabec Subsidiary of a bonus, stock option or other additional salary or compensation to any such Person, or any grant to any such Person of any increase in severance or termination pay, nor has Normabec or any Normabec Subsidiary agreed to do any of the foregoing;

(d)

neither Normabec nor any Normabec Subsidiary has acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur capital expenditures in excess of $10,000, in the aggregate, as of the date hereof, nor has Normabec or any Normabec Subsidiary agreed to do any of the foregoing;

(e)

neither Normabec nor any Normabec Subsidiary has entered into any material contract, agreement, licence, franchise, lease transaction, commitment or other right or obligation and has not amended, modified, relinquished, terminated or failed to renew any Material Agreement, other than in the ordinary course of business;

(f)

neither Normabec nor any Normabec Subsidiary has made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise); and

(g)

there has been no waiver by Normabec or any Normabec Subsidiary or agreement to waive, any right of substantial value and, except as set forth in Section 3.1.10 of the Normabec Disclosure Schedule, neither Normabec nor any Normabec Subsidiary has entered into any commitment or transaction not in the ordinary course of business where such right, commitment or transaction is or would be material in relation to Normabec or the Business.

3.1.11             Partnerships or Joint Ventures. Neither Normabec nor any Normabec Subsidiary is a partner or participant in any partnership, joint venture, profit-sharing arrangement or other business combination of any kind, excluding any partnership, joint venture, profit sharing agreement or other business combination of any kind relating solely to the Transferred Assets, and is not party to any agreement under which it agrees to carry on any part of its business or any other activity in such manner or by which it agrees to share any revenue or profit with any other Person (excluding any agreements related solely to the Transferred Assets).

3.1.12             Minute Books and Corporate Records. The minute and record books of Normabec and each of the Normabec Subsidiaries contain complete and accurate minutes of all meetings of, and copies of all resolutions passed by, or consented to in writing by, its directors (and any committees thereof) and shareholders since its incorporation, all such meetings were duly called and held and all such resolutions were duly passed or enacted. The share certificate books, registers of shareholders, registers of transfers, registers of directors, registers of holders of Debt Instruments and other corporate registers of Normabec and each Normabec Subsidiary are complete and accurate in all material respects. Other than the Shareholder Rights Plan, neither Normabec nor any Normabec Subsidiary is a party to or bound by or subject to any shareholder agreement or unanimous shareholder agreement governing its affairs or the relationships, rights and duties of shareholders and is not subject to a shareholder rights plan or “poison pill” or similar plan.

3.1.13             Accuracy of Books and Records. The books and records, accounting, financial and otherwise, of Normabec and each of the Normabec Subsidiaries fairly and correctly set out and disclose in all material respects, in accordance with generally accepted accounting principles, its financial position as at the date hereof and all material financial transactions have been accurately recorded in such books and records on a consistent basis and in conformity with generally accepted accounting principles. All records, systems, controls, data or information (including any digital, electronic, mechanical, photographic or other technological process or device whether computerized or not) required to operate the Business are in the full possession and control of and are owned exclusively by Normabec or the Normabec Subsidiaries.

3.1.14             Guarantees. Neither Normabec nor any Normabec Subsidiary is a party to or bound by or subject to any Guarantee of the indebtedness of any other Person.

3.1.15             Interested Persons.

(a)

No payment has been made or authorized by Normabec or any Normabec Subsidiary to or for the benefit of any Interested Person, except in the ordinary course of business and at the regular rates, payable as Employee Benefits, rents, management and other fees, the reimbursement of expenses incurred on behalf of Normabec or any Normabec Subsidiary or otherwise.

(b)	Except as set forth and described in Section 3.1.15 of the Normabec Disclosure Schedule:

(i)

neither Normabec nor any Normabec Subsidiary is a party to or bound by or subject to any agreement, contract or commitment with any Interested Person, except for contracts of employment or contracts of service with independent contractors;

(ii)

neither Normabec nor any Normabec Subsidiary has any loan or indebtedness outstanding (except for obligations incurred in the ordinary course of business with respect to Employee Benefits, management or other fees and the reimbursement of expenses incurred on behalf of Normabec or such Normabec Subsidiary) to any Interested Person;

	(iii)	no Interested Person owns, directly or indirectly, in whole or in part, any property used in the operation of the Business as heretofore carried on; and

(iv)

no Interested Person has any cause of action or other claim whatsoever against, or owes any amount to, Normabec or any Normabec Subsidiary in connection with the Business as heretofore carried on, except for any claims in the ordinary course of business such as, without limitation, for accrued vacation pay and accrued benefits under the Employee Benefits.

3.1.16             Employment and Employee Benefit Matters.

(a)

As at the date hereof, Normabec and the Normabec Subsidiaries had an aggregate of three full time and three part time employees, and an aggregate of four independent contractors or other non-employees who supply their services under personal services contracts (whether written or oral). The names and positions of such Persons are set forth and described in Section 3.1.16 of the Normabec Disclosure Schedule.

(b)	Except as set forth and described in Section 3.1.16 of the Normabec Disclosure Schedule:

(i)

Neither Normabec nor any Normabec Subsidiary is a party to or bound by or subject to any agreement or arrangement with respect to Employee Benefits and no such agreement or arrangement contains any specific provision as to notice of termination of employment or severance pay in lieu thereof.

(ii)

Neither Normabec nor any Normabec Subsidiary has any obligations to amend any Employee Benefit and no amendments will be made or promised prior to the Effective Date, except with the prior written consent of First Majestic.

(iii)	All obligations of Normabec and the Normabec Subsidiaries as of August 31, 2008 with respect to Employee Benefits are reflected in and have been fully accrued in the 2008 Financial Statements.

(iv)

Except as set forth and described in Section 3.1.16 of the Normabec Disclosure Schedule, neither Normabec nor any Normabec Subsidiary is a party to or bound by or subject to any collective bargaining agreement or other similar arrangement with any labour union or employee association nor has it made any commitment to or conducted any negotiation or discussion with any labour union or employee association with respect to any future agreement or arrangement and, to the knowledge of Normabec, there is no current application for certification or other attempt to organize or establish any labour union or employee association with respect to employees of Normabec or any Normabec Subsidiary.

(v)

Normabec and each of the Normabec Subsidiaries has, in all material respects, complied with, and operated its business in accordance with, all applicable Laws relating to employment and labour matters, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations matters.

(vi)

Except as set forth and described in Section 3.1.16 of the Normabec Disclosure Schedule, no Person will, as a result of the transactions contemplated hereby, become entitled to (A) any retirement, severance, bonus or other such payment, (B) the acceleration of the vesting or time to exercise of any outstanding stock options or other Employee Benefits (including the Normabec Options), (C) the forgiveness or postponement of payment of any indebtedness owing to Normabec or any Normabec Subsidiary, or (D) receive any additional payments or compensation under or in respect of any Employee Benefits.

(vii)

All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan and Québec Pension Plan premiums, accrued wages, salaries and commissions and other Employee Benefits have been reflected in the books and records of Normabec and the Normabec Subsidiaries.

3.1.17             Pension and Retirement Plans. Neither Normabec nor any Normabec Subsidiary sponsors or participates in any pension and/or retirement plan, whether a money purchase plan or a defined benefit plan or otherwise.

3.1.18             Debt Instruments. Except as set forth and described in Section 3.1.18 of the Normabec Disclosure Schedule, neither Normabec nor any Normabec Subsidiary is bound by or subject to:

(a)	any Debt Instrument; or

(b)	any agreement, contract or commitment to create, assume or issue any Debt Instrument;

and no Debt Instrument or Encumbrance which Normabec or any Normabec Subsidiary is bound by or subject to is dependent upon the Guarantee of or any security provided by any other Person.

3.1.19             Real Property. Neither Normabec nor any Normabec Subsidiary owns or, except for the Leases of real property set forth and described in Section 3.1.19 of the Normabec Disclosure Schedule, has any interest in, nor is Normabec or any Normabec Subsidiary a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

3.1.20             Leases and Leased Property.

(a)

Neither Normabec nor any Normabec Subsidiary is a party to or bound by or subject to nor has Normabec or any Normabec Subsidiary agreed or become bound to enter into, any real or personal property lease, sublease or other right of occupancy relating to real property, whether as lessor or lessee, except for the Leases set forth and described in Section 3.1.19 of the Normabec Disclosure Schedule, copies of which have been provided to First Majestic prior to the date hereof. Normabec or the Normabec Subsidiaries, as applicable, occupies and has the exclusive right to occupy and use all immovable Leased Property and has the exclusive right to use all movable Leased Property.

(b)

Except as set forth in Section 3.1.19 of the Normabec Disclosure Schedule, each of the Leases is valid and subsisting and in good standing, all rental and other payments required to be paid by Normabec or any Normabec Subsidiary as lessee or sublessee and due and payable pursuant to the Leases have been duly paid to date and neither Normabec nor any Normabec Subsidiary is otherwise in default in meeting its obligations under any of the Leases and is entitled to all rights and benefits thereunder. No event exists which, but for the passing of time or the giving of notice, or both, would constitute a default by Normabec or any Normabec Subsidiary or, to the knowledge of Normabec, any other party to any Lease and no party to any Lease is claiming any such default or taking any action purportedly based upon any such default.

3.1.21             Insurance. Other than directors’ and officers’ liability insurance, neither Normabec nor any of the Normabec Subsidiaries maintains any insurance coverage.

3.1.22             Material Agreements. Except for the Material Agreements listed and described in Section 3.1.22 of the Normabec Disclosure Schedule, as of the date of this Agreement neither Normabec nor any Normabec Subsidiary is a party to or bound by or subject to any of the following:

(a)	any continuing contract for the purchase of materials, supplies, equipment or services involving, in the case of any such contract, more than $10,000 over the life of the contract;

(b)	any contract that expires, or may be renewed at the option of any Person other than Normabec or any Normabec Subsidiary so as to expire, more than one year after the date of this Agreement;

(c)	any Debt Instrument;

(d)	any contract for capital expenditures in excess of $10,000 in the aggregate;

(e)	any contract limiting the right of Normabec or any Normabec Subsidiary to engage in any line of business or to compete with any other Person;

(f)	any confidentiality, secrecy or non-disclosure contract other than [REDACTED INFORMATION]

(g)

any agreement or contract by virtue of which any of the Mineral Rights of Normabec or any Normabec Subsidiary were acquired or constructed or are held by Normabec or the Normabec Subsidiaries or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of such Mineral Rights are subject or which grant rights which are or may be used in connection therewith;

(h)	any contract pursuant to which Normabec or any Normabec Subsidiary leases any real or personal property;

(i)	any contract with any Interested person;

(j)	any Guarantee;

(k)	any employment contracts with employees and service contracts with independent contractors;

(l)

any agreement to indemnify, hold harmless or defend any other Person with respect to any assertion of personal injury, damage to property, misappropriation or violation or warranting the lack thereof; and

(m)

any other agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment which is or would reasonably be expected to be material to the business, properties, assets, operations, condition (financial or otherwise) or prospects of Normabec;

whether written or oral, and of any nature or kind whatsoever.

3.1.23             No Breach of Material Contracts. Normabec and each of the Normabec Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Each of the Material Agreements is enforceable, is in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to Normabec or any Normabec Subsidiary or, to Normabec’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would (A) become a default or event of default under any Material Agreement, or (B) result in the loss or expiration of any right or option by Normabec or any Normabec Subsidiary (or the gain thereof by any third party) under any Material Agreement. Normabec has delivered a true, correct and complete copy of each of the Material Agreements to First Majestic.

3.1.24             Third Party Consents. None of the Material Agreements requires a consent or approval of the other party thereto to the Arrangement or other transactions contemplated hereby.

3.1.25             Legal Proceedings. There are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of Normabec or any Normabec Subsidiary) in progress, pending, or to the knowledge of Normabec, threatened, against or affecting Normabec or any Normabec Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of Normabec or any Normabec Subsidiary which relate to the business, affairs, assets or operations of Normabec), at law or in equity, or before or by any Tribunal. There is no judgment, decree, injunction, ruling, order or award of any Tribunal outstanding against or affecting Normabec or any Normabec Subsidiary. Normabec is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success, and does not have any present plans or intentions to initiate any litigation, arbitration or other proceedings against any third party.

3.1.26             Banking Information. Section 3.1.26 of the Normabec Disclosure Schedule sets forth and describes:

(a)

the name and location (including municipal address) of each bank, trust company or other institution in which Normabec or any Normabec Subsidiary has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto; and

(b)	the name of each Person holding a general or special power of attorney from Normabec or the applicable Normabec Subsidiary and a summary of the terms thereof.

3.1.27             Tax Matters.

(a)

Save for the requirement to file Tax Returns in respect of income taxes for the current taxation year (which return is not yet due), and any income Tax Return which is required to be filed as a result of or in connection with the transactions contemplated herein, Normabec and each of the Normabec Subsidiaries has duly filed in the prescribed manner and within the prescribed time all Tax Returns required to be filed by it on or before the date hereof with any taxing or regulatory authority to which it is subject and each such Tax Return was complete and accurate at the time filed.

(b)

Normabec and each of the Normabec Subsidiaries has paid all Taxes that are due and payable by it, and any interest, penalties and fines in connection therewith, properly due and payable, and has paid all of same in connection with all known assessments, reassessments and adjustments.

(c)

Except as set forth in the 2008 Financial Statements there are no Taxes or fines in respect of Taxes claimed by any Governmental Entity against Normabec or any Normabec Subsidiary or which are known to Normabec to be due and owing by Normabec or any Normabec Subsidiary and, to the knowledge of Normabec, there are no pending or threatened reassessments by any Governmental Entity in respect of Taxes owing by Normabec or any Normabec Subsidiary, and there are no matters of dispute or under discussion with any Governmental Entity relating to Taxes or fines in respect of Taxes asserted by such Governmental Entity against Normabec or any Normabec Subsidiary.

(d)

The 2008 Financial Statements fully reflect accrued liabilities as at August 31, 2008 for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed. There are no actions, suits, investigations or proceedings and no assessment, reassessment or request for information in progress, pending or, to the knowledge of Normabec, threatened against or affecting Normabec in respect of Taxes nor are any issues under discussion with any taxing authority relating to any matters which could result in claims for additional Taxes.

(e)

There are no agreements, waivers or other arrangements made by Normabec or any Normabec Subsidiary providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by Normabec or any Normabec Subsidiary.

(f)

Normabec and each of the Normabec Subsidiaries has withheld the amount of all Taxes and other deductions required under any applicable Laws to be withheld from each payment made by it and has paid all amounts withheld which are due and payable before the date hereof and all installments of Taxes which are due and payable before the date hereof to the relevant taxing or other authority within the time prescribed under any applicable Laws.

(g)

Normabec has complied with and substantially satisfied all obligations to incur expenses, make required disbursements and renounce to any third party any Canadian exploration expense or Canadian development expense with respect to any flow-through shares.

3.1.28             Compliance with Applicable Laws. Normabec and each of the Normabec Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licenced or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased. Section 3.1.28 of the Normabec Disclosure Schedule sets out a complete and accurate list of all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or similar type) relating to the Mexican Assets (the “Licences”), and there are no other licences, permits, approvals, consents, certificates, registrations, or authorizations, necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by Normabec or any Normabec Subsidiary except where the lack of grant of such would not have a Material Adverse Effect on Normabec. Each Licence is valid and subsisting and in good standing and there is no default or breach of any Licence and, to the best of the knowledge of Normabec, no proceeding is pending or threatened to revoke or limit any Licence. No Licence contains any burdensome term, provision, condition or limitation which has or could have a Material Adverse Effect on Normabec or the Business, and except the Applicable Regulatory Approvals, requires the consent, approval, permit or acknowledgement of any Person in connection with the completion of the transactions herein contemplated.

3.1.29             Consents and Approvals. Except for the Applicable Regulatory Approvals, there is no requirement to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any Governmental Entity as a condition to the lawful consummation of the transactions contemplated by this Agreement or the Plan of Arrangement, except for the filings, notifications, licences, permits, certificates, registrations, consents and approvals which are of a purely administrative nature and could be completed or obtained without adverse effect on Normabec or its business immediately after the Effective Date.

3.1.30             No Business Restrictions. There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which Normabec or any Normabec Subsidiary is party or which is otherwise binding upon Normabec or any Normabec Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of Normabec or such Normabec Subsidiary, any acquisition of property (tangible or intangible) by Normabec or such Normabec Subsidiary or the conduct of business by Normabec or such Normabec Subsidiary, as currently conducted or proposed to be conducted.

3.1.31             Liabilities. There are no material liabilities of Normabec or any Normabec Subsidiary of any kind (whether accrued, absolute, contingent or otherwise) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the 2008 Financial Statements or the Interim Financial Statements;

(b)	liabilities disclosed or referred to in this Agreement;

(c)	liabilities incurred in the ordinary course of business and attributable to the period since May 31, 2009, none of which has a Material Adverse Effect on Normabec; and

(d)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement.

3.1.32             Condition and Sufficiency of Assets. All facilities, machinery and equipment owned or used by Normabec and each of the Normabec Subsidiaries in connection with the Mexican Property are in good operating condition and in a state of good repair and maintenance, reasonable wear and tear excepted. Normabec or the Normabec Subsidiaries own or lease all of the property and assets used in or necessary for the conduct of the Business as it is currently being conducted in connection with the Mexican Property with good and marketable title to all property and assets which are owned by Normabec or any Normabec Subsidiary in connection with the Mexican Property, free and clear of any and all Encumbrances other than as set forth in Section 3.1.19 of the Normabec Disclosure Schedule. There has not been any significant interruption of operations, supplies, access or services by contractors of the Business due to inadequate maintenance of any of the property or assets owned and used by Normabec or any Normabec Subsidiary in connection with the Mexican Property.

3.1.33             Environmental

(a)

The operation of the Business by Normabec and each of the Normabec Subsidiaries, the property and assets owned or used by Normabec and the Normabec Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws (except where non- compliance would not have a Material Adverse Effect in respect of Normabec). Each of Normabec and the Normabec Subsidiaries have complied with all reporting and monitoring requirements under all Environmental Laws (except where non-compliance would not have a Material Adverse Effect in respect of Normabec). Neither Normabec nor any of the Normabec Subsidiaries has received any notice of any non-compliance with any Environmental Laws or Environmental Permits, and none of Normabec or any of the Normabec Subsidiaries have been convicted of an offence of non-compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction. There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation investigation, proceeding, notice or demand letter existing or pending, or to the best knowledge of Normabec, threatened, relating to the property or assets owned or used by Normabec or any of the Normabec Subsidiaries, relating in any way to the Environmental Laws.

(b)

Normabec and each of the Normabec Subsidiaries has obtained all Environmental Permits necessary to conduct its business and to own, use and operate its properties and assets, all such Environmental Permits are in effect, no appeal and no other action is pending to revoke any such Environmental Permit and the operation of the business of Normabec and each of the Normabec Subsidiaries, the property and assets owned by Normabec and each of the Normabec Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Permits. To the extent required by applicable Environmental Laws, Normabec and each of the Normabec Subsidiaries has filed all applications necessary to renew or obtain any necessary permits, licences, or authorizations in a timely fashion so as to allow it to continue to operate its business in compliance with applicable Environmental Laws, and Normabec does not expect such new or renewed licences, permits or other authorizations to include any terms or conditions that will have a Material Adverse Effect in respect of Normabec.

(c)

Normabec and each of the Normabec Subsidiaries has, at all times, used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and Environmental Permits.

(d)

Neither Normabec nor any of the Normabec Subsidiaries is, and, to the knowledge of Normabec, there is no reasonable basis upon which Normabec or any of the Normabec Subsidiaries could become, responsible for any material clean up or corrective action under any Environmental Laws. All audits, assessments and studies with respect to environmental matters relating to Normabec or any of the Normabec Subsidiaries have been referenced in Section 3.1.33 of the Normabec Disclosure Schedule.

(e)

There are no past or present (or, to the best of Normabec’s knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by Normabec and each of the Normabec Subsidiaries with the Environmental Laws as in effect on the date hereof or which may give rise to any common law or legal liability under the Environmental Laws, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling, or the Release or threatened Release into the indoor or outdoor environment by Normabec or any of the Normabec Subsidiaries of any Hazardous Substances.

3.1.34             Mineral Rights

(a)	Section 3.1.34 of the Normabec Disclosure Schedule provides a complete list and description of all of the Mineral Rights of Normabec or any Normabec Subsidiary.

(b)

Normabec and each of the Normabec Subsidiaries has conducted and is conducting its respective business in accordance with good mining industry practices and in compliance with all applicable laws, and, in particular, all applicable licencing and Environmental Laws or other lawful requirements of any Governmental Entities applicable to it in each jurisdiction in which it carries on business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on business or which are necessary or desirable to carry on the Business, as now conducted, and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect in respect of Normabec.

(c)

To the best of Normabec's knowledge, all Taxes and assessments based on, or measured by, the ownership of the Mineral Rights of Normabec or any Normabec Subsidiary or the production from such Mineral Rights, or the receipt of proceeds from them, and all royalties and rentals accruing prior to the Effective Date, that are payable by Normabec or the Normabec Subsidiaries with respect to their Mineral Rights will at the Effective Date have been properly paid or will be paid in a timely fashion.

(d)

In those cases where Normabec or the Normabec Subsidiaries is the operator, the Mineral Rights of Normabec and each of the Normabec Subsidiaries have been operated and maintained in a manner consistent with prudent practices in the mining industry and in compliance with all applicable Laws and all orders of all Governmental Entities having jurisdiction over the same and, in cases where neither Normabec nor any of the Normabec Subsidiaries is the operator thereof, Normabec has no knowledge that such has not been, is not and will not be the case.

(e)

Neither Normabec nor any of the Normabec Subsidiaries has elected or refused to participate in any exploration, development or other operations with respect to its Mineral Rights which has or may give rise to any penalties, forfeitures or reduction of its interest by virtue of any conversion or other alteration occurring under the title and operating documents which govern Normabec's or the Normabec Subsidiaries' Mineral Rights.

(f)

No Interested Person or any party not at arm's length to Normabec or any Normabec Subsidiary owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from its properties or assets or any revenue or rights attributed thereto.

(g)	Normabec does not have any currently outstanding hedges, swaps or other financial instruments or like transactions.

(h)

Normabec has made available to Micon International Limited, prior to the issuance of the Technical Report, all information material to an adequate determination of mineral resources and reserves with respect to the Mexican Property, none of which information contained a material misrepresentation and Normabec has no knowledge of any material adverse change to the mineral resources and reserves therein evaluated since the effective date of the Technical Report.

(i)

Normabec is not aware of any defects, failures or impairments in the title of Normabec or the Normabec Subsidiaries to the Mineral Rights with respect to the Mexican Property or their mining facilities at the Mexican Property whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect in respect of Normabec.

(j)

Normabec and each of the Normabec Subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by Normabec or any Normabec Subsidiary under any agreement pertaining to their respective Mineral Rights or to their other respective assets or properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(k)

Subject to the rights, covenants, conditions and stipulations in the title documents and any agreement pertaining to its assets or properties (including the Mineral Rights of Normabec and the Normabec Subsidiaries) and on the lessee's or holder's part thereunder to be paid or performed and observed, Normabec and each of the Normabec Subsidiaries may enter into and upon, hold and enjoy its respective property and assets (including its respective Mineral Rights) for the remainder of their respective terms and all renewals or extensions thereof for its own use and benefit without any lawful interruption of or by any other person whomsoever claiming by, through or under Normabec or any Normabec Subsidiary.

3.1.35             Intellectual Property.

(a)	Normabec or the Normabec Subsidiaries owns or has the valid right to use all trade-marks, service marks, and trade names used by Normabec and the Normabec Subsidiaries in connection with the Business.

(b)

To the knowledge of Normabec, the operation of the Business does not infringe or misappropriate the intellectual property rights of any Person, violate the rights of any Person (including rights to privacy or publicity) or constitute unfair competition or trade practices under the Laws of any jurisdiction in which Normabec or any Normabec Subsidiary carries on business.

3.1.36             Advisory Fees; Third Party Expenses. Except as set forth in Section 3.1.36 of the Normabec Disclosure Schedule and except for the accountants and lawyers of Normabec retained to negotiate, advance, carry out and complete the transactions contemplated herein, there is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Normabec, any Normabec Subsidiary or any of their respective directors, officers or shareholders who might be entitled to any fee, commission or reimbursement of expenses from Normabec or any Normabec Subsidiary upon consummation of the transactions contemplated by this Agreement. Section 3.1.36 of the Normabec Disclosure Schedule sets forth a reasonable estimate of all Third Party Expenses which are reasonably expected to be incurred by Normabec and the Normabec Subsidiaries in connection with the negotiation and implementation of the terms and conditions of this Agreement and the transactions contemplated hereby and Normabec agrees that it will not incur or agree to incur any expenses in excess of the estimated amounts set forth in Section 3.1.36 of the Disclosure Schedule without the consent of First Majestic, acting reasonably.

3.1.37             Corrupt Practices. Neither Normabec nor any of the Normabec Subsidiaries has, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction; or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other Law of any relevant jurisdiction covering a similar subject matter applicable to Normabec or any of the Normabec Subsidiaries and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

3.1.38             Other Negotiations. None of Normabec, any Normabec Subsidiary or, to the knowledge of Normabec, any of their respective directors, officers or shareholders (nor any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of Normabec or any Normabec Subsidiary or at their respective direction) (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving Normabec or any Normabec Subsidiary which could reasonably be expected to result in any of First Majestic, Normabec, any Normabec Subsidiary or any of the officers, directors, employees, agents or shareholders of any of them being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.1.39             Disclosure. As of the date hereof, the representations and warranties of Normabec contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement, including the Normabec Disclosure Schedule, are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to First Majestic.

3.1.40             Approval of Arrangement.

(a)	The board of directors of Normabec has determined unanimously:

	(i)	that the Arrangement is fair to and in the best interests of the holders of Normabec Shares and is in the best interests of Normabec; and

	(ii)	to recommend that the holders of Normabec Shares vote in favour of the Arrangement.

(b)	All of Normabec’s directors have advised Normabec that they intend to vote the Normabec Shares held by them in favour of the Arrangement and will, accordingly, so represent in the Circular.

3.2               Representations and Warranties of First Majestic. First Majestic represents and warrants to and in favour of Normabec as follows and acknowledges that Normabec is relying upon such representations and warranties in connection with the transactions and matters contemplated by this Agreement:

3.2.1             Incorporation and Organization. First Majestic has been duly incorporated under the laws of its jurisdiction of incorporation, is validly subsisting, has full corporate or legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted, and is in good standing with respect to the filing of annual returns. First Majestic is duly qualified or licenced to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licencing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of First Majestic.

3.2.2             Capitalization. The authorized share structure of First Majestic consists of an unlimited number of First Majestic Shares, of which, as of the date hereof, 86,198,050 First Majestic Shares were issued and outstanding. Except for (a) warrants to purchase an aggregate of 10,930,788 First Majestic Shares, and (b) employee stock options granted by First Majestic pursuant to employment compensation plans, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating First Majestic to issue or sell any shares or securities or obligations of any kind convertible into or exchangeable for any shares of First Majestic. No First Majestic Shares are held in treasury or authorized or reserved for issuance, other than upon the exercise of the warrants and options referred to above. There are no outstanding bonds, debentures or other evidences of indebtedness of First Majestic having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the First Majestic Shares on any matter. The First Majestic Shares to be issued pursuant to the Arrangement or upon the exercise from time to time of the Replacement Warrants in accordance with the terms of the Replacement Warrants, will, when issued and delivered be duly and validly issued by First Majestic on their respective dates of issue as fully paid and non-assessable shares and will not be issued in violation of the terms of any agreement or other understanding binding upon First Majestic at the time that such shares are issued and will be issued in compliance with the constating documents of First Majestic and all applicable Laws. As of the Effective Date, all of the Replacement Warrants will be outstanding as duly authorized and validly existing warrants to acquire First Majestic Shares, which will not be issued in violation of the terms of any agreement or other understanding binding upon First Majestic at the time at which they are issued and will be issued in compliance with the constating documents of First Majestic and all applicable Laws.

3.2.3             Authority and No Violation.

(a)

First Majestic has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by First Majestic and the consummation by First Majestic of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby other than the approval by its board of directors of other matters (if any) relating solely to the implementation of the Arrangement.

(b)

This Agreement has been duly executed and delivered by First Majestic and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by First Majestic in connection with the transactions contemplated herein will be duly executed and delivered by First Majestic and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against First Majestic in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

The approval of this Agreement and the other documents required to be executed by First Majestic in connection with the transactions contemplated herein, the execution and delivery by First Majestic of this Agreement and such other documents, the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

	(i)	conflict with, result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

		(A)	its notice of articles or articles;

		(B)	any resolutions of its board of directors (or any committee thereof) or shareholders;

		(C)	any applicable Laws subject to obtaining authorization for listing of the First Majestic Shares issuable in connection with the Arrangement and upon exercise of the Replacement Warrants on the TSX; or

		(D)	any material contract, agreement, licence, franchise or permit to which it is party or by which it is bound;

(ii)

give rise to any right of termination or acceleration of indebtedness of First Majestic, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(iii)

except as would not, individually or in the aggregate, have a Material Adverse Effect on First Majestic, result in the imposition of any Encumbrance upon any of its assets, or restrict, hinder, impair or limit its ability to carry on its business as and where it is now being carried on or as and where it may be carried on in the future.

(d)

No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or other Person is required to be obtained by First Majestic in connection with the execution and delivery of this Agreement or the consummation by First Majestic of the transactions contemplated hereby other than:

(i)	obtaining authorization for listing of the First Majestic Shares issuable in connection with the Arrangement and upon exercise of the Replacement Warrants on the TSX;

(ii)	any approvals required by the Interim Order;

(iii)	the Final Order; and

(iv)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained, would not in the aggregate have a Material Adverse Effect on First Majestic.

3.2.4             No Defaults. Neither First Majestic nor any First Majestic Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, licence or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on First Majestic.

3.2.5             Ownership of First Majestic Subsidiaries. First Majestic or one or more of the First Majestic Subsidiaries is the sole beneficial and registered owner of all of the outstanding shares in the capital of each of the First Majestic Subsidiaries with good and marketable title thereto, free and clear of all Encumbrances. No person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of the First Majestic Subsidiaries or the purchase or other acquisition from the First Majestic Subsidiaries of any of their undertakings, business or assets.

3.2.6             Reporting Issuer; Public Documents.

(a)

First Majestic is a reporting issuer in each of the provinces of Canada except Québec and is not in default of any of its filing obligations under applicable securities Laws and the First Majestic Shares are listed and posted for trading on the TSX.

(b)

No order ceasing, halting or suspending trading in securities of First Majestic or prohibiting the distribution of such securities has been issued to and is outstanding against First Majestic and no investigations or proceedings for such purposes are, to the knowledge of First Majestic, pending or threatened.

(c)

The documents contained in First Majestic's Information Record were, at their respective dates, true and correct in all material respects and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)

First Majestic has publicly disclosed in First Majestic’s Information Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Majestic.

(e)

Except as qualified by the disclosure in First Majestic's Information Record, and except as otherwise disclosed in writing to Normabec, First Majestic beneficially owns or leases the properties, business and assets or the interests in the properties, business or assets referred to in First Majestic's Information Record, no party is challenging or disputing First Majestic's title to any such properties, business or assets and all agreements by which First Majestic holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated.

(f)

The financial statements of First Majestic, including the notes thereto, included in First Majestic’s Information Record comply as to form and content in all material respects with applicable Laws with respect thereto, have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes) and present fairly the consolidated financial position of First Majestic at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

3.2.7             Absence of Certain Changes or Events. Except as disclosed in the First Majestic Information Record, since December 31, 2008 First Majestic has conducted its business only in the ordinary course of business and there has not occurred:

(a)	any Material Adverse Change in respect of First Majestic; or

(b)

any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

3.2.8       Legal Proceedings. Except as disclosed in First Majestic’s Information Record, there are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of First Majestic or any First Majestic Subsidiary) in progress, pending, or to the knowledge of First Majestic, threatened, against or affecting First Majestic or any First Majestic Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of First Majestic or any First Majestic Subsidiary which relate to the business, affairs, assets or operations of First Majestic), at law or in equity, or before or by any Tribunal which could reasonably be expected to have a Material Adverse Effect on First Majestic. First Majestic is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success.

3.2.9       Compliance with Applicable Laws. First Majestic and each of the First Majestic Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licenced or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased.

3.2.10       No Breach of Material Contracts. Except as disclosed in First Majestic’s Information Record, First Majestic and each of the First Majestic Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Except as disclosed in First Majestic’s Information Record, each of the Material Agreements is enforceable, is in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to First Majestic or any First Majestic Subsidiary or, to First Majestic’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would (a) become a default or event of default under any Material Agreement, or (b) result in the loss or expiration of any right or option by First Majestic or any First Majestic Subsidiary (or the gain thereof by any third party) under any Material Agreement.

3.2.11             Mineral Rights.

(a)	All of the material Mineral Rights of First Majestic and the First Majestic Subsidiaries have been disclosed in the First Majestic Information Record.

(b)

First Majestic is not aware of any defects, failures or impairments in the title of First Majestic or the First Majestic Subsidiaries to their material Mineral Rights or to their mining facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect in respect of First Majestic.

(c)

First Majestic and each of the First Majestic Subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by First Majestic or any First Majestic Subsidiary under any material agreement pertaining to their respective material Mineral Rights or to their other respective material assets or properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(d)

Subject to the rights, covenants, conditions and stipulations in the title documents and any agreement pertaining to its material assets or properties (including the material Mineral Rights of First Majestic and the First Majestic Subsidiaries) and on the lessee's or holder's part thereunder to be paid or performed and observed, First Majestic and each of the First Majestic Subsidiaries may enter into and upon, hold and enjoy its respective material property and assets (including its respective material Mineral Rights) for the remainder of their respective terms and all renewals or extensions thereof for its own use and benefit without any lawful interruption of or by any other person whomsoever claiming by, through or under First Majestic or any First Majestic Subsidiary.

3.2.12             Other Negotiations. None of First Majestic, any First Majestic Subsidiary or, to the knowledge of First Majestic, any of their respective directors, officers or shareholders (nor any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of First Majestic or any First Majestic Subsidiary or at their respective direction) (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving First Majestic or any First Majestic Subsidiary which could reasonably be expected to result in any of First Majestic, any First Majestic Subsidiary or any of the officers, directors, employees, agents or shareholders of any of them being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.2.13             Disclosure. As of the date hereof, the representations and warranties of First Majestic contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to First Majestic.

3.3                   Non-Waiver. No investigations made by or on behalf of any of the parties at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other party herein or pursuant hereto, unless disclosure of the fact at issue is expressly made in writing to the other party prior to the execution hereof and such disclosure contains no material untrue statement.

3.4                   Survival. For greater certainty, the representations and warranties of Normabec and First Majestic contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Expiration Date.

ARTICLE 4
COVENANTS

4.1                   Retention of Goodwill. During the Pre-Effective Date Period, Normabec will and will cause each of the Normabec Subsidiaries to, subject to the fact that the Arrangement and related transactions are contemplated hereby, continue to carry on the Business in the ordinary course of business, working to preserve the attendant goodwill of Normabec and the Normabec Subsidiaries and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment, subject to the fact that the Arrangement and related transactions are contemplated hereby.

4.2                   Covenants of Normabec.

(a)

Normabec covenants and agrees that, during the Pre-Effective Date Period, except with the consent of First Majestic to any deviation therefrom or with respect to any matter contemplated by this Agreement or the Plan of Arrangement, Normabec will, and will cause each of the Normabec Subsidiaries to:

(i)

carry on its respective business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

	(ii)	not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary course of business consistent with prior practice;

(iii)

not split, combine or reclassify any of its outstanding shares, nor declare or pay any dividends on or make any other distributions (in either case, in stock or property) on or in respect of its outstanding shares;

(iv)	not amend its articles or bylaws or other constating documents;

(v)

not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for the issuance of Normabec Shares pursuant to the exercise of Normabec Warrants or of fully vested Normabec Options granted prior to the date hereof;

(vi)	not accelerate the vesting of any unvested Normabec Options or otherwise amend, vary or modify Normabec’s stock option plan or any Normabec Options;

(vii)	not acquire or agree to acquire any of its outstanding shares or other securities;

(viii)

not reorganize, amalgamate or merge with any other person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(ix)	not guarantee the payment of indebtedness by a third party or incur indebtedness for money borrowed or issue or sell any Debt Instruments;

(x)

other than as specifically contemplated in this Agreement, not enter into or modify any employment, severance, collective bargaining or other Employee Benefits, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers, directors or employees of Normabec or any of the Normabec Subsidiaries;

(xi)	not, except in the ordinary course of business:

(A)

satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in the 2008 Financial Statements, which are, individually or in the aggregate, material;

	(B)	grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or

	(C)	enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xii)	not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(xiii)

not enter into any material contract, agreement, licence, franchise, lease transaction, commitment or other right or obligation or amend, modify, relinquish, terminate or fail to renew in any material respect any Material Agreement;

(xiv)

not acquire or sell, pledge, encumber or otherwise dispose of any material property or assets or incur or commit to incur capital expenditures prior to the Effective Date, other than in the ordinary course of business, and not, in any event, exceeding $10,000 in the aggregate;

(xv)

not make any changes to existing accounting practices, except as required by applicable Law or required by generally accepted accounting principles or make any material tax election inconsistent with past practice; and

(xvi)	promptly advise First Majestic orally and, if then requested, in writing:

(A)

of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Normabec contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the date of this Agreement), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

	(B)	of any Material Adverse Change in respect of Normabec; and

	(C)	of any breach by Normabec of any covenant or agreement contained in this Agreement.

(b)

Normabec shall perform all obligations required or desirable to be performed by Normabec under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement, and shall cause Newco to act likewise, and without limiting the generality of the foregoing, Normabec shall and, where applicable, shall cause Newco to:

	(i)	use all reasonable efforts to obtain the approvals of Normabec Securityholders to the Arrangement at the Normabec Meeting, as provided for in Section 2.2 and in the Interim Order;

	(ii)	apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

(iii)

carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Normabec with respect to the transactions contemplated hereby and by the Arrangement;

(iv)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)

use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vi)

on or before the Effective Date, effect all necessary registrations, filings, notices and submissions of information required by Governmental Entities from Normabec or the Normabec Subsidiaries relating to the transactions contemplated herein;

(vii)	use all reasonable efforts to obtain, on or before the Effective Date, all Applicable Regulatory Approvals required by Governmental Entities for Normabec or the Normabec Subsidiaries;

(viii)

in connection with the Arrangement and other transactions contemplated herein, use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by Normabec or the Normabec Subsidiaries from other parties pursuant to the Material Agreements (including the consents, approvals and waivers referred to in Section 5.2(g));

(ix)

prepare the 2009 Financial Statements in accordance with generally accepted accounting principals, on a basis consistent with previous years, use all reasonable efforts to have such statements audited by its auditors, and following such audit file such statements on SEDAR;

(x)

use all reasonable efforts to cause Robert Ayotte to enter into an agreement in a form satisfactory to First Majestic, to transfer the shares which he owns in each of the Normabec Subsidiaries to such person as First Majestic may direct, effective as of the Effective Time, for a purchase price of $1.00;

(xi)	enter into and use all reasonable efforts to cause Robert Ayotte and Gestion Somiray Inc., a company wholly-owned by Robert Ayotte, to enter into the Ayotte Settlement;

(xii)

use all reasonable efforts to obtain, on or before the Effective Date, written resignations effective as at the Effective Time, from all other directors, administrators and officers of Normabec and each of the Normabec Subsidiaries (other than Newco);

(xiii)

retain Haywood Securities Inc. to prepare an opinion (the “Fairness Opinion”), to be addressed to the board of directors of Normabec and the holders of Normabec Shares, to the effect that the Arrangement is fair and reasonable to the holders of Normabec Shares, from a financial point of view, shall co-operate with Haywood Securities Inc. in the preparation of the Fairness Opinion and shall use all reasonable efforts to ensure the Fairness Opinion is delivered by Haywood Securities Inc. prior to the date of mailing the Circular.

4.3                   Covenants of First Majestic. First Majestic hereby covenants and agrees:

(a)

to perform all obligations required or desirable to be performed by it under this Agreement and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

(i)

use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to First Majestic which may adversely affect the ability of First Majestic to consummate the transactions contemplated hereby;

(ii)

on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by Governmental Entities from First Majestic or the First Majestic Subsidiaries relating to the transactions contemplated herein;

	(iii)	use all reasonable efforts to obtain, on or before the Effective Date, all Applicable Regulatory Approvals required by Governmental Entities for First Majestic or the First Majestic Subsidiaries; and

	(iv)	on or before the Effective Date reserve a sufficient number of First Majestic Shares for issuance upon the completion of the Arrangement and the exercise from time to time of Replacement Warrants;

(b)

to carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on First Majestic with respect to the transactions contemplated hereby and by the Arrangement;

(c)

in connection with the consummation of the transactions contemplated hereby and by the Arrangement, to use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by First Majestic or the First Majestic Subsidiaries from other parties to loan agreements, leases or other contracts; and

(d)

until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except (i) with the consent of Normabec to any deviation therefrom which shall not be unreasonably withheld; or (ii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, First Majestic will:

(i)

not reorganize, amalgamate or merge First Majestic with any other Person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities of or substantially all of the assets of or otherwise, any business or Person which acquisition would reasonably be expected to materially delay the transactions contemplated hereby; and

(ii)	promptly advise Normabec orally and, if then requested, in writing:

(A)

of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of First Majestic contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

	(B)	of any Material Adverse Change in respect of First Majestic; and

	(C)	of any material breach by First Majestic of any covenant or agreement contained in this Agreement.

4.4                   Covenants Regarding Non-Solicitation.

(a)	Subject to Section 4.5, Normabec shall not, directly or indirectly, through any officer, director, employee, representative or agent of Normabec or any Normabec Subsidiary:

(i)

solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

	(ii)	participate in any discussions or negotiations regarding any Acquisition Proposal;

	(iii)	withdraw or modify in a manner adverse to First Majestic the approval of the board of directors of Normabec of the transactions contemplated hereby;

	(iv)	approve or recommend any Acquisition Proposal; or

	(v)	enter into any agreement, arrangement or understanding related to any Acquisition Proposal.

Notwithstanding the preceding part of this Section 4.4(a) and any other provision of this Agreement, nothing shall prevent the board of directors of Normabec prior to the issuance of the Final Order from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.4(c), regarding an unsolicited bona fide written Acquisition Proposal that did not otherwise result from a breach of this Section 4.4 and that the board of directors of Normabec determines in good faith, after consultation with financial advisors and outside legal counsel, is reasonably likely to result in a Superior Proposal. Normabec shall not consider, negotiate, accept or recommend an Acquisition Proposal after the date of the issuance of the Final Order. Normabec shall, and shall cause its officers, directors and employees and any financial advisors or other advisors, representatives or agents retained by it, to cease immediately upon execution of this Agreement all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal.

(b)

Normabec shall promptly notify First Majestic, at first orally and then in writing, of any Acquisition Proposal and any enquiry that could lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Normabec in connection with an Acquisition Proposal or for access to the properties, books or records of Normabec by any Person that informs Normabec that it is considering making, or has made, a proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, enquiry or contact and provide such other details of the proposal, enquiry or contact as First Majestic may reasonably request. Normabec shall:

	(i)	keep First Majestic fully informed of the status including any change to the material terms of any such Acquisition Proposal or enquiry; and

(ii)

provide to First Majestic as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Normabec from any Person in connection with any Acquisition Proposal or sent or provided by Normabec to any Person in connection with any Acquisition Proposal.

(c)

If Normabec receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and Normabec is permitted, as contemplated under the second sentence of Section 4.5(a), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the board of directors of Normabec may, subject to the execution by such Person of a confidentiality agreement on terms substantially similar to the Confidentiality Agreement, provide such Person with access to information regarding Normabec; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making the Acquisition Proposal (but not any material amendment thereto) and provided further that Normabec sends a copy of any such confidentiality agreement to First Majestic promptly upon its execution and concurrently provides First Majestic with a list of or copies of the information provided to such Person and access to similar information which was provided to such Person.

(d)

Normabec shall ensure that its officers, directors and employees and any financial advisors or other advisors, representatives or agents retained by it are aware of the provisions of this Section 4.4, and it shall be responsible for any breach of this Section 4.4 by any such Person.

4.5                   Notice by Normabec of Superior Proposal Determination. Notwithstanding Sections 4.4(a), (b) and (d), Normabec may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if:

(a)	it has provided First Majestic with a copy of the Superior Proposal document;

(b)

five Business Days shall have elapsed from the later of (i) the date First Majestic received written notice advising First Majestic that Normabec’s board of directors has resolved, subject only to compliance with this Section 4.5 and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, and (ii) the date First Majestic received a copy of such Superior Proposal; and

(c)	it has previously or concurrently will have:

	(i)	paid to First Majestic the break fee, if any, payable under Section 6.3; and

	(ii)	terminated this Agreement pursuant to Section 6.2.

                 Any information provided by Normabec to First Majestic pursuant to this Section 4.5 or pursuant to Section 4.4 shall be subject to the provisions of Section 3(b) of the Confidentiality Agreement.

                 During the five Business Day period (the “Match Period”) referred to in Section 4.5(b), Normabec agrees that First Majestic shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The board of directors of Normabec will review any offer by First Majestic to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether First Majestic’s offer upon acceptance by Normabec would result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of Normabec so determines, it will enter into an amended agreement with First Majestic reflecting First Majestic’s amended proposal and will, within two Business Days of entering into such amendment, reaffirm its recommendation of the Arrangement and issue a press release to that effect. If the board of directors of Normabec continues to believe, in good faith and after consultation with financial advisors and outside legal counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects First Majestic’s amended proposal, Normabec may terminate this Agreement pursuant to Section 6.2(c)(iv); provided, however, that Normabec must concurrently therewith pay to First Majestic the break fee, if any, payable to First Majestic under Section 6.3 and must prior to or concurrently with such termination enter into a binding agreement, understanding or arrangement with respect to such Acquisition Proposal. Normabec acknowledges and agrees that payment of the break fee, if any, payable under Section 6.3 is a condition to valid termination of this Agreement under Section 6.2(c)(iv) and this Section 4.5.

                 If, less than six Business Days before the Normabec Meeting, Normabec has provided First Majestic with a notice under Section 4.5(b), an Acquisition Proposal has been publicly disclosed or announced and the Match Period has not elapsed, then, subject to applicable Laws, at First Majestic’s request, Normabec will postpone or adjourn the Normabec Meeting to a date acceptable to First Majestic and Normabec, acting reasonably, which shall not be less than five Business Days and not more than 10 Business Days after the scheduled date of the Normabec Meeting and shall, in the event that First Majestic and Normabec amend the terms of this Agreement pursuant to this Section 4.5, ensure that the details of such amended Agreement are communicated to the Normabec Shareholders at or prior to the resumption of the adjourned Normabec Meeting

                 Normabec also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause (b) of this Section 4.5 to initiate an additional five Business Day notice period.

4.6                   Access to Information. Subject to the terms of the Confidentiality Agreement and applicable Laws, upon reasonable notice, Normabec shall afford First Majestic’s officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) access, during normal business hours in the Pre-Effective Date Period to such properties, books, contracts and records and other documents, information or data relating to Normabec and the Normabec Subsidiaries which First Majestic or its Representatives deem necessary or advisable to review in making an examination of Normabec, the Normabec Subsidiaries and the Business, as well as to its management personnel, and, during such period, Normabec shall furnish promptly to First Majestic all information concerning Normabec, the Normabec Subsidiaries and their respective Business, properties and personnel as First Majestic or its Representatives may reasonably request. Subject to applicable Laws, upon reasonable notice, First Majestic shall afford Normabec’s Representatives access, during normal business hours in the Pre-Effective Date Period to such of First Majestic’s management personnel as First Majestic may determine, acting reasonably, and, during such period, First Majestic shall furnish promptly to Normabec all information respecting material changes in First Majestic’s business, properties and personnel as Normabec may reasonably request. At the request of First Majestic, Normabec will execute or cause to be executed such consents, authorizations and directions as may be necessary to enable First Majestic or its Representatives to obtain full access to all files and records relating to Normabec or its assets maintained by any Governmental Entity.

4.7                   Covenant Regarding Representations and Warranties. Each of Normabec and First Majestic covenants that it will use all reasonable efforts to ensure that the representations and warranties given by it and contained in Article 3 are true and correct on and as at the Effective Date (except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by the other parties hereto) or if not true, do not have a Material Adverse Effect on such party.

4.8                   Closing Matters. Each of First Majestic, Normabec and Newco shall deliver, at the closing of the Arrangement and other transactions contemplated hereby, such customary certificates (including “bring-down” certificates), resolutions, opinions and other closing documents as may be required by the other party, acting reasonably. The closing of the Arrangement and the transactions contemplated hereby will take place at 9:00 a.m. (Pacific Time) on the Effective Date at the offices of McCullough O’Connor Irwin LLP, 1100 – 888 Dunsmuir Avenue, Vancouver, British Columbia or such other time and place as the parties hereto may agree, acting reasonably.

ARTICLE 5
CONDITIONS

5.1                   Mutual Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of First Majestic and Normabec (on behalf of itself and Newco):

(a)

the Arrangement shall have been approved at the Normabec Meeting by not less than two-thirds of the votes cast by the Normabec Shareholders who are represented in person or by proxy thereat in the manner contemplated by Article 2;

(b)	the Arrangement shall have been approved at the Normabec Meeting in accordance with any conditions in addition to those set out in Section 5.1(a) which may be imposed by the CBCA or the Interim Order;

(c)

the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of Normabec and First Majestic, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d)

there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Applicable Regulatory Approvals which have been obtained;

(e)	this Agreement shall not have been terminated pursuant to Article 6;

(f)	Normabec shall have received the consent of the TSXV to the transactions contemplated herein;

(g)

the First Majestic Shares issuable (i) pursuant to the Arrangement, (ii) to Gestion Somiray Inc. under Section 5.2(k); and (iii) upon exercise of the Replacement Warrants from time to time, shall have been authorized for listing on the TSX, subject to official notice of issuance;

(h)

the various issuances and exchanges of Normabec Shares, Normabec Warrants, Newco Shares, Newco Warrants, First Majestic Shares and Replacement Warrants will be exempt from the registration requirements of the U.S. Securities Act and the registration and prospectus requirements of applicable securities Laws in each of the Provinces of Canada in which holders of Normabec securities are resident; and such First Majestic securities will not be subject to hold periods under the securities laws of Canada or the United States except as may be imposed by Rule 144 under the U.S. Securities Act with respect to affiliates or except as disclosed in the Circular or except by reason of the existence of any controlling interest in First Majestic pursuant to the securities laws of any applicable jurisdiction;

(i)	the board of directors of Normabec shall have received the Fairness Opinion;

(j)

all consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement and the other transactions contemplated herein, the failure of which to obtain or the non-expiry of which would constitute a criminal offense, or would have a Material Adverse Effect on First Majestic or Normabec, as the case may be, shall have been obtained or received on terms that will not have a Material Adverse Effect on First Majestic and/or Normabec and there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success:

(i)	seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from any of the parties hereto any damages that are material in relation to Normabec;

(ii)

seeking to prohibit or materially limit the ownership or operation by First Majestic or any of the First Majestic Subsidiaries of any material portion of the business or assets of Normabec or any Normabec Subsidiary or to compel First Majestic or any of the First Majestic Subsidiaries to dispose of or hold separate any material portion of the business or assets of Normabec or any Normabec Subsidiary;

(iii)

seeking to impose limitations on the ability of First Majestic to acquire or hold, or exercise full rights of ownership of, any Normabec Shares, including the right to vote the Normabec Shares on all matters properly presented to the shareholders of Normabec;

	(iv)	seeking to prohibit First Majestic or any of the First Majestic Subsidiaries from effectively controlling in any material respect the business or operations of Normabec or any Normabec Subsidiary; or

	(v)	which otherwise is reasonably likely to have a Material Adverse Effect on Normabec or First Majestic; and

(k)

First Majestic and Newco shall have entered into a subscription agreement on mutually satisfactory terms (acting reasonably) pursuant to which First Majestic shall have agreed to purchase securities representing approximately (and no less than) 10% of the issued and outstanding shares of Newco for an aggregate purchase price of $300,000, such purchase to be effective immediately prior to listing of Newco on the TSXV.

5.2                   Additional Conditions Precedent to the Obligations of First Majestic. The obligations of First Majestic to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of First Majestic and may be waived by First Majestic and any one or more of which, if not satisfied or waived, will relieve First Majestic of any obligation under this Agreement):

(a)

all covenants and agreements of Normabec under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed and observed by Normabec in all material respects;

(b)

the representations and warranties of Normabec contained in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all material respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by First Majestic) and First Majestic shall have received a certificate of Normabec addressed to First Majestic and dated the Effective Date, signed on behalf of Normabec by two directors or senior executive officers of Normabec, confirming the same as at the Effective Date;

(c)

between the date hereof and the Effective Date, there shall not have occurred, in the judgment of First Majestic, acting reasonably, a Material Adverse Change to Normabec; provided that a reduction in the market price or value of the Normabec Shares on the TSXV or any other stock exchange or quotation system on which the Normabec Shares may be listed or posted for trading shall not, in and of itself, constitute such a Material Adverse Change;

(d)

the board of directors of Normabec shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Normabec, to permit the consummation of the Arrangement;

(e)

the board of directors of Normabec shall have made and shall not have withdrawn or modified or amended, in any material respect, prior to the Normabec Meeting, an affirmative recommendation that the holders of Normabec Shares approve the Arrangement;

(f)	holders of more than 5% of the issued and outstanding Normabec Shares shall not have exercised the Dissent Rights in respect of the Arrangement;

(g)

all consents, approvals, authorizations and waivers of any Persons (other than Governmental Entities) which are required, necessary or desirable for the completion of the Arrangement and other transactions contemplated hereby (including all those consents, approvals, authorizations and waivers required under the Material Agreements and referred to in the Normabec Disclosure Schedule) shall have been obtained or received on terms which are acceptable to First Majestic, acting reasonably;

(h)

each of the Lock-up Agreements shall be and remain in full force and effect, unamended, and each of the parties thereto (other than First Majestic) shall be, in all material respects, in full compliance with their respective obligations thereunder;

(i)

Normabec shall have prepared in accordance with generally accepted accounting principles, applied on a basis consistent with previous years, and filed on SEDAR the 2009 Financial Statements and the 2009 Financial Statements shall be correct and complete and present fairly the consolidated financial position of Normabec as at the date thereof and the consolidated results of its operations as cash flows for the period then ended;

(j)

Robert Ayotte shall have sold the shares which he owns in each of the Normabec Subsidiaries to such person as First Majestic may direct effective as of the Effective Time, for a purchase price of $1.00;

(k)

Robert Ayotte and Gestion Somiray Inc. shall have entered into a settlement agreement (the “Ayotte Settlement”) with First Majestic and Normabec on terms reasonably satisfactory to First Majestic [REDACTED INFORMATION]; and

(l)

Normabec shall have provided to First Majestic, on or before the Effective Date, written resignations effective as of the Effective Time, from all other directors, administrators and officers of Normabec and the Normabec Subsidiaries (other than Newco).

First Majestic may not rely on the failure to satisfy any of the above conditions precedent as a basis for a non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by First Majestic in complying with its obligations hereunder.

5.3                   Additional Conditions Precedent to the Obligations of Normabec. The obligations of Normabec to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Normabec and may be waived by Normabec and any one or more of which, if not satisfied or waived, will relieve Normabec of any obligation under this Agreement):

(a)	all covenants of First Majestic under this Agreement to be performed on or before the Effective Date shall have been duly performed by First Majestic in all material respects;

(b)

all representations and warranties of First Majestic contained in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all material respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement) and Normabec shall have received a certificate of First Majestic addressed to Normabec and dated the Effective Date, signed on behalf of First Majestic by two senior executive officers of First Majestic confirming the same as at the Effective Date;

(c)

between the date hereof and the Effective Date, there shall not have occurred, in the judgment of Normabec, acting reasonably, a Material Adverse Change to First Majestic; provided that a reduction in the market price or value of the First Majestic Shares on the TSX or any other stock exchange or quotation system on which the First Majestic Shares may be listed or posted for trading shall not, in and of itself, constitute such a Material Adverse Change; and

(d)

the board of directors of First Majestic shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by First Majestic to permit the consummation of the Arrangement and the issue of First Majestic Shares pursuant to the Arrangement, pursuant to Section 5.2(k) and upon the exercise from time to time of the Replacement Warrants.

Normabec may not rely on the failure to satisfy any of the above conditions precedent as a basis for noncompliance by Normabec with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Normabec in complying with its obligations hereunder.

5.4                   Notice and Cure Provisions. First Majestic and Normabec will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of the other contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

Neither First Majestic nor Normabec may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order for acceptance by the Registrar, First Majestic or Normabec, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which First Majestic or Normabec, as the case may be, are asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that First Majestic or Normabec, as the case may be, are proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the earlier of the Drop Dead Date and the expiration of a period of 15 days from such notice. If such notice has been delivered prior to the date of the Normabec Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Amalgamation Application with the Registrar, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

5.5                   Satisfaction of Conditions. The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the approval of First Majestic and Normabec a certificate of arrangement in respect of the Arrangement is issued by the Director.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1                   Amendment. This Agreement may, at any time and from time to time before or after the holding of the Normabec Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties hereto provided, however, that any such change, waiver or modification does not invalidate any required approval of the Normabec Securityholders to the Arrangement.

6.2                   Termination.

(a)

If any condition contained in Sections 5.1 or 5.2 is not satisfied on or before the Effective Date, to the satisfaction of First Majestic, then First Majestic may by notice to Normabec terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of First Majestic arising from any breach by Normabec but for which the condition would have been satisfied.

(b)

If any condition contained in Sections 5.1 or 5.3 is not satisfied on or before the Effective Date to the satisfaction of Normabec, then Normabec may by notice to First Majestic terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of Normabec arising from any breach by First Majestic but for which the condition would have been satisfied.

(c)	This Agreement may, at any time before or after the holding of the Normabec Meeting but not later than the Effective Date:

(i)	be terminated by the mutual agreement of Normabec and First Majestic without further action on the part of the holders of Normabec Shares if terminated after the holding of the Normabec Meeting;

(ii)

be terminated by either Normabec or First Majestic, if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining First Majestic, Newco or Normabec from consummating the transactions contemplated by this Agreement is entered and such injunction, order or decree shall become final and non-appealable;

(iii)	be terminated by First Majestic if:

(A)

the board of directors of Normabec shall have failed to recommend or withdrawn or modified or changed in a manner adverse to First Majestic its approval or recommendation of this Agreement or the Arrangement or shall have recommended or approved an Acquisition Proposal; or

(B)

through no fault of First Majestic the Arrangement shall not have been submitted for the approval of the Normabec Shareholders at the Normabec Meeting, on or before November 12, 2009, in the manner provided for in Article 2 and in the Interim Order, unless such failure results from: (i) delays in obtaining all Applicable Regulatory Approvals that are beyond the control of Normabec; or (ii) an adjournment of such meeting for not more than 10 Business Days in the circumstances described in Section 4.5;

(iv)

be terminated by Normabec in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 4.6 and the payment of the fee required to be paid pursuant to Section 6.3(a); or

(v)

be terminated by either Normabec or First Majestic if the Arrangement, through no fault of First Majestic, shall not have been approved by the Normabec Shareholders, on or before November 12, 2009, in the manner provided for in Article 2 and in the Interim Order, unless such failure results from: (i) delays in obtaining all Applicable Regulatory Approvals that are beyond the control of Normabec; (ii) an adjournment of such meeting for not more than 10 Business Days in the circumstances described in Section 4.5; or (iii) strikes, lockouts, labour, power or fuel shortages, fires, wars, acts of God, civil disturbances or any other reason or reasons of “force majeure” beyond the reasonable control of Normabec acting in good faith.

(d)	Notwithstanding any other provision hereof, if the Effective Date does not occur on or prior to the Drop Dead Date, then this Agreement shall terminate without further action by any party.

(e)

If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no party shall have any further liability to perform its obligations hereunder, except as provided for in Section 6.3 or as otherwise contemplated hereby, and provided that, subject to Section 6.5, neither the termination of this Agreement nor anything contained in this Section 6.2(e) shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3                   Break Fee.

(a)	If:

	(i)	Normabec shall terminate this Agreement pursuant to Section 6.2(c)(iv);

	(ii)	First Majestic shall terminate this Agreement pursuant to Section 6.2(c)(iii);

(iii)

an Acquisition Proposal is publicly announced or made to the Normabec Shareholders and is not publicly withdrawn prior to the Normabec Meeting; the Arrangement Resolution is not approved at the Normabec Meeting; either Normabec or First Majestic terminates this Agreement pursuant to Section 6.2(c)(v); and an Acquisition Proposal is consummated within 12 months of such termination; or

(iv)

this Agreement is terminated by First Majestic pursuant to Section 6.2(a) as a result of (i) a breach or non-performance by Normabec of any of its material covenants, agreements, obligations, representations and warranties under this Agreement (other than as a result of or in response to a breach of First Majestic of covenants, agreements, obligations, representations and warranties under this Agreement) which makes it impossible that all of the conditions of this Agreement in favour of First Majestic will be satisfied, or (b) a failure by Normabec to complete the Arrangement and the mutual conditions precedent in Section 5.1 and the additional conditions precedent to the obligations of Normabec in Section 5.3 have been satisfied, then in any such case Normabec shall pay to First Majestic the sum of $350,000 in immediately available funds to an account designated by First Majestic. Such payment shall be due and payable:

(v)	in the case of a termination specified in clause (i), prior to or concurrent with the termination of this Agreement;

(vi)	in the case of a termination specified in clause (ii), within five Business Days after written notice of termination by First Majestic;

(vii)	in the case of a termination specified in clause (iii), within five Business Days after consummation of an Acquisition Proposal; or

(viii)	in the case of a termination specified in clause (iv), within three Business Days after written notice of termination by First Majestic.

Normabec shall not be obligated to make more than one payment pursuant to this Section 6.3(a).

(b)

If this Agreement is terminated by Normabec pursuant to Section 6.2(b) as a result of (i) a breach or non-performance by First Majestic of any of its material covenants, agreements, obligations, representations and warranties under this Agreement (other than as a result of or in response to a breach of Normabec of covenants, agreements, obligations, representations and warranties under this Agreement) which makes it impossible that all of the conditions of this Agreement in favour of Normabec will be satisfied, or (b) a failure by First Majestic to complete the Arrangement and the mutual conditions precedent in Section 5.1 and the additional conditions precedent to the obligations of First Majestic in Section 5.2 have been satisfied then, in any such case, First Majestic shall pay to Normabec the sum of $350,000 in immediately available funds to an account designated by Normabec. Such payment shall be due and payable within three Business Days after written notice of termination by Normabec. First Majestic shall not be obliged to make more than one payment pursuant to this Section 6.3(b).

6.4                   Liquidated Damages. Each of Normabec and First Majestic acknowledges that the damages set forth in this Article 6 are a genuine pre-estimate of the damages which the other will suffer or incur as a result of the event giving rise to those damages and are not penalties. Each of Normabec and First Majestic irrevocably waives any right it may have to raise as a defence in any proceedings that any such damages are abusive.

6.5                   Remedies. Subject to Section 6.6, the parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to the parties.

6.6                   Effect of Break Fee Payment. For greater certainty, the parties agree that the payment of the amount pursuant to Section 6.3 is the sole monetary remedy as a result of the occurrence of any of the events referred to in Section 6.3.

                       Subject to the immediately preceding paragraph, nothing in this Agreement shall preclude a party from seeking damages in respect of losses incurred or suffered by such party as a result of any breach of this Agreement by the other party, seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise, or seeking specific performance of any of such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
GENERAL

7.1                   Notices. All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy, in each case addressed to the particular party at:

(a)	If to First Majestic:

First Majestic Silver Corp.
1805 – 925 West Georgia St.
Vancouver, British Columbia V6C 3E8

	Attention:	Keith Neumeyer
	Facsimile:	(604) 639-8873

with a copy to:

McCullough O’Connor Irwin LLP
1100 – 888 Dunsmuir Street
Vancouver, British Columbia V6C 3K4

	Attention:	James D. Beeby
	Facsimile:	(604) 687-7099

(b)	If to Normabec or Newco:

Normabec Mining Resources Limited
144 de Normandie
St. Bruno, Québec J3V 2C3

	Attention:	Robert Ayotte
	Facsimile:	(450) 653-3721

with a copy to:

Miller Thomson Pouliot SENCRL/ LLP
CIBC Tower, 31st Floor
1155 René-Lévesque Blvd. Ouest
Montréal, Québec H3B 3S6

	Attention:	Frank Mariage
	Facsimile:	(514) 875-4308

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

7.2                   Assignment. No party hereto may assign its rights or obligations under this Agreement or the Arrangement.

7.3                   Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors.

7.4                   Waiver and Modification. Each of the parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waiver or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

7.5                   Further Assurances. Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and things and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.6                   Expenses. Except as provided in Section 6.3 and the Plan of Arrangement, all out-of-pocket expenses of the parties relating to the Arrangement and the transactions contemplated hereby, including all Third Party Expenses, shall be paid by the party incurring such expenses.

7.7                   Consultation. First Majestic and Normabec agree to consult with each other as to the general nature of any news releases or public statements with respect to this Agreement or the Arrangement, and to use their respective reasonable efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Arrangement as soon as practicable following the execution of this Agreement.

7.8                   Governing Laws. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.9                   Counterparts. This Agreement may be executed in one or more counterparts and by facsimile or other electronic means, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                       IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

FIRST MAJESTIC SILVER CORP.

By:	(signed) “Keith Neumeyer”

NORMABEC MINING RESOURCES LIMITED

By:	(signed) “Robert Boisjoli”

4528255 CANADA INC.

By:	(signed) “Lewis Lawrick”

EXHIBIT A

ARRANGEMENT RESOLUTIONS

SPECIAL RESOLUTION OF
THE HOLDERS OF COMMON SHARES OF
NORMABEC MINING RESOURCES LIMITED

BE IT RESOLVED THAT:

1.                   The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “Act”) involving Normabec Mining Resources Limited (“Normabec”), as more particularly described and set forth in the Information Circular (the “Circular”) of Normabec dated <>, 2009 (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.                   The Plan of Arrangement (the “Plan of Arrangement”) involving Normabec, the full text of which is set out as Exhibit B to the Arrangement Agreement made as of September 11, 2009 between First Majestic Silver Corp., Normabec and 4528255 Canada Inc. (the “Arrangement Agreement”) (as the Plan of Arrangement may be or may have been amended), is hereby approved and adopted.

3.                   The Arrangement Agreement, the actions of the directors of Normabec in approving the Arrangement Agreement and the actions of the directors and officers of Normabec in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.                   Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Normabec or that the Arrangement has been approved by the Superior Court of Quebec, the directors of Normabec are hereby authorized and empowered (i) to amend the Arrangement Agreement, or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) not to proceed with the Arrangement without further approval of such holders, but only if the Arrangement Agreement is terminated in accordance with Article 6 thereof.

5.                   Any officer or director of Normabec is hereby authorized and directed for and on behalf of Normabec to execute or cause to be executed, under the seal of Normabec or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such termination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

EXHIBIT B

PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                   Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Affiliate” has the meaning set out in Section 2 of the CBCA;

(b)

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 of the Arrangement Agreement or Article 5 hereof or made at the direction of the Court in the Final Order;

(c)

“Arrangement Agreement” means the agreement made as of September 11, 2009 between First Majestic, Normabec and Newco as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

(d)	“Articles” means the articles of incorporation of Normabec;

(e)

“Business Day” means any day on which commercial banks are open for business in Vancouver, British Columbia and Montréal, Québec, other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada or in Montréal, Québec under the laws of the Province of Québec or the federal laws of Canada;

(f)	“CBCA” means the Canada Business Corporations Act;

(g)	“Certificate” means the certificate of arrangement issued with respect to the Arrangement pursuant to Section 192 of the CBCA;

(h)	“Circular” means the notice of the Meeting and accompanying management proxy circular to be sent to holders of Normabec Shares in connection with the Meeting;

(i)	“Court” means the Superior Court of Québec;

(j)

“Depositary” means Computershare Investor Services Inc., the depositary appointed by First Majestic and Newco for the purpose of, among other things, exchanging certificates representing First Majestic Shares and Newco Shares in connection with the Arrangement, at such offices as will be set out in the Letter of Transmittal;

(k)	“Director” means the Director appointed pursuant to Section 260 of the CBCA;

(l)	“Dissent Procedures” has the meaning set out in Section 3.1;

(m)	“Dissent Rights” has the meaning set out in Section 3.1;

(n)	“Dissenting Shareholder” means a holder of Normabec Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(o)	“Effective Date” means the date the Certificate is issued by the Registrar;

(p)	“Effective Time” means 12:01 a.m. on the Effective Date;

(q)	“Exchange” means the TSX Venture Exchange;

(r)

“Final Order” means the final order of the Court approving the Arrangement, granted pursuant to Section 192 of the CBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

(s)	“First Majestic” means First Majestic Silver Corp., a company existing under the laws of the Province of British Columbia;

(t)	“First Majestic Exchange Ratio” means 0.060425;

(u)	“First Majestic Share” means a common share in the authorized share structure of First Majestic and any other securities into which such share may be changed;

(v)

“holder” means, (i) when used with reference to any Normabec Securities, the holder of such Normabec Securities (in the case of Normabec Shares, as shown from time to time on the register of shareholders maintained by or on behalf of Normabec in respect of the Normabec Shares), (ii) when used with reference to any First Majestic Shares, means the holder of such First Majestic Shares shown from time to time on the register of shareholders maintained by or on behalf of First Majestic in respect of such First Majestic Shares, and (iii) when used with reference to any Newco Shares, means the holder of such Newco Shares shown from time to time on the register of shareholders maintained by or on behalf of Newco in respect of such Newco Shares;

(w)

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court;

(x)	“ITA” means the Income Tax Act (Canada);

(y)	“Letter of Transmittal” means the Letter of Transmittal for use by holders of Normabec Shares;

(z)

“Meeting” means the special meeting of the holders of Normabec Shares (including any adjournment thereof) that is to be convened as provided by the Interim Order to consider and, if deemed advisable, approve the Arrangement;

(aa)	“Meeting Date” means the date of the Meeting;

(bb)

“Mexican Assets” means all shares of Minera Real Bonanza owned by Normabec, any and all records, data, rights, interests, and assets owned or controlled by Normabec in Mexico or pertaining to the Mexican Property and any and all agreements to which Normabec is a party relating to any of the foregoing;

(cc)	“Mexican Property” means the property know as the Real de Catorce Property located in San Luis Potosi State, Mexico;

(dd)

“Mineral Rights” means all rights, whether contractual or otherwise, for the exploration for or exploitation or extraction of mineral resources and reserves together with surface rights, water rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights;

(ee)	“Minera Real Bonanza” means Minera Real Bonanza S.A. de C.V., a company existing under the laws of Mexico;

(ff)	“Newco” means 4528255 Canada Inc., a corporation existing under the CBCA;

(gg)	“Newco Exchange Ratio” means 0.25;

(hh)	“Newco Share” means a common share in the capital of Newco;

(ii)	“Newco Warrant” has the meaning set out in Section 2.3(g);

(jj)	“Normabec” or the “Company” means Normabec Mining Resources Limited, a corporation existing under the CBCA;

(kk)	“Normabec Class A Common Share” has the meaning set out in Section 2.3(c);

(ll)	“Normabec Option” means an option to purchase Normabec Shares outstanding and unexercised immediately prior to the Effective Time;

(mm)	“Normabec Securities” means the Normabec Shares, the Normabec Class A Common Shares, the Normabec Warrants and the Normabec Options, collectively;

(nn)	“Normabec Share” means a common share without par value in the authorized share capital of Normabec outstanding immediately prior to the Effective Time;

(oo)	“Normabec Warrant” means a common share purchase warrant of Normabec outstanding and unexercised immediately prior to the Effective Time;

(pp)

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

(qq)	“Replacement Warrant” has the meaning set out in Section 2.3(g);

(rr)

“Shareholder Rights Plan” means the shareholder rights plan set out in the Shareholder Rights Plan Agreement dated as of December 19, 2007 between Normabec and Computershare Investor Services Inc., as rights agent; and

(ss)

“Transferred Assets” means all assets and liabilities of Normabec at the Effective Time other than (i) the Mexican Assets; (ii) all amounts owed to Normabec by its direct and indirect subsidiaries; (iii) all cash, cash equivalents or other securities owned by Normabec (including shares of First Gold Exploration Inc. owned by Normabec); (iv) any liabilities of Normabec relating to: (A) the Mexican Assets; (B) any severance or change of control payments which may be payable in connection with the Arrangement; and (C) all fees and expenses of Normabec relating to the completion of the Arrangement, including, but not limited to, legal, accounting and financial advisory fees, but not including any fees or expenses relating to the listing of the Newco Shares on the TSX Venture Exchange; and (v) any and all intellectual property, data and information of any nature or kind relating directly or indirectly to the Mexican Assets owned, held, used or controlled by Normabec or its agents or representatives, including any and all geological, geochemical, geophysical, hydrological and title data, records, reports, drill cores, drill hole logs, drill hole orientation surveys, core samples, geochemical assays, resource calculations, opinions, maps, plans, drawings, charts, documents and other information, in whatever form and however maintained, whether electronically or documentary, computer storage or otherwise.

1.2                   Sections and Headings. The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a Section refers to the specified section of this Plan of Arrangement.

1.3                   Number, Gender and Persons. In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.4                   Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
ARRANGEMENT

2.1                   Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement.

2.2                   Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Normabec, (ii) First Majestic, (iii) Newco and (iv) all holders of Normabec Securities.

2.3                   Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

the Shareholder Rights Plan shall terminate and cease to have any further force or effect and all rights issued and outstanding thereunder shall immediately be cancelled without need for any further act or formality;

(b)

Normabec shall, and shall be deemed to, transfer all of the Transferred Assets to Newco in consideration for the issuance by Newco to Normabec of such number of Newco Shares as is equal to the total number of Normabec Shares issued and outstanding at the Effective Time (other than Normabec Shares held by a holder who has validly exercised its Dissent Rights) multiplied by the Newco Exchange Ratio;

(c)	Normabec’s share capital and its Articles will be altered by:

	(i)	creating an unlimited number of Class A common shares (the “Normabec Class A Common Shares”) with the rights, privileges and restrictions as set forth in Schedule I hereto; and;

	(ii)	amending the rights, privileges and restrictions attaching to the Normabec Shares so as to match those set forth in Schedule II hereto;

(d)

each of the issued Normabec Shares (except Normabec Shares held by a holder who has validly exercised its Dissent Rights) will be deemed to be exchanged with Normabec for one Normabec Class A Common Share and such number of Newco Shares received by Normabec in accordance with paragraph (b), above, as is equal to the Newco Exchange Ratio and the Normabec Shares will be cancelled and will form part of the authorized but unissued share capital of Normabec and no Normabec Shares will remain outstanding;

(e)	Normabec’s share capital and its Articles will be altered by:

	(i)	reducing the authorized capital by eliminating the authorized and unissued Normabec Shares; and

	(ii)	altering the indentifying name of all of the Normabec Class A Common Shares to be Common Shares.

(f)

each outstanding Normabec Class A Common Share will be exchanged by the holder thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for that number of fully paid and non-assessable First Majestic Shares equal to the First Majestic Exchange Ratio, and the name of each such holder of Normabec Class A Common Shares will be removed from the register of holders of Normabec Class A Common Shares and added to the register of holders of First Majestic Shares;

(g)

each Normabec Warrant, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for (i) a warrant (a “Replacement Warrant”) to purchase a number of First Majestic Shares equal to the product of the First Majestic Exchange Ratio multiplied by the number of Normabec Shares issuable on exercise of such Normabec Warrant for an exercise price per First Majestic Share equal to the exercise price per share of such Normabec Warrant immediately prior to the Effective Time divided by the First Majestic Exchange Ratio and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of an First Majestic Share, then the number of First Majestic Shares subject to such Replacement Warrant shall be rounded down to the next whole number of First Majestic Shares); and (ii) a warrant (a “Newco Warrant”) to purchase a number of Newco Shares equal to the Newco Exchange Ratio multiplied by the number of Normabec Shares issuable on exercise of such Normabec Warrant for an exercise price per Newco Share equal to the exercise price per share of such Normabec Warrant immediately prior to the Effective Time divided by the Newco Exchange Ratio and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Newco Warrant being exercisable for a fraction of a Newco Share, then the number of Newco Shares subject to such Newco Warrant shall be rounded down to the next whole number of Newco Shares); and the Normabec Warrants shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants and Newco Warrants shall be the same as the terms and conditions of the Normabec Warrant for which it is exchanged and First Majestic and Newco shall, as soon as practicable following the Effective Date, issue to such holder certificates representing such Replacement Warrants or Newco Warrants, as the case may be, and the original certificates representing such Normabec Warrants shall thereupon be void; and

(h)	each Normabec Option that has not been duly exercised prior to the Effective Time shall be terminated without any further act or formality.

2.4                   Adjustments to Exchange Ratios. The First Majestic Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into First Majestic Shares or Normabec Shares), reorganization, recapitalization or other like change with respect to First Majestic Shares or Normabec Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time. The Newco Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Newco Shares or Normabec Shares), reorganization, recapitalization or other like change with respect to Newco Shares or Normabec Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 3
RIGHTS OF DISSENT

3.1                   Rights of Dissent. Holders of Normabec Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in Section 190 of the CBCA, the Interim Order and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Section 190(5) of the CBCA must be received by Normabec not later than 5:00 p.m. (Montréal time) on the last Business Day preceding the Meeting Date. Holders of Normabec Shares who duly exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Normabec Shares shall be deemed to have transferred such Normabec Shares to First Majestic as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by First Majestic of the fair value thereof, in cash; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Normabec Shares shall be deemed to have participated in the Arrangement on the same basis as a non- dissenting holder of Normabec Shares and shall receive First Majestic Shares and Newco Shares on the basis determined in accordance with Section 2.3(d), but in no case shall First Majestic, Normabec, Newco or any other Person be required to recognize such holders as holders of Normabec Shares after the Effective Time, and the names of such holders of Normabec Shares shall be deleted from the registers of holders of Normabec Shares at the Effective Time.

ARTICLE 4
CERTIFICATES AND FRACTIONAL SHARES

4.1                   Exchange of Share Certificates. As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of certificates that, immediately before the Effective Time, represented a holder’s Normabec Shares, together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificates under the CBCA and the articles of Normabec and such additional documents and instruments as the Depositary may reasonably require, (a) First Majestic shall cause the Depositary to deliver to such holder a certificate representing that number of First Majestic Shares which such holder has the right to receive and (b) Newco shall cause the Depositary to deliver to such holder a certificate representing that number of Newco Shares which such holder has the right to receive (together, in either case, with any dividends or distributions with respect thereto pursuant to Section 4.2) and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Normabec Shares which is not registered in the transfer records of Normabec, certificates representing the proper number of First Majestic Shares and Newco Shares may be issued to the transferee if the certificate representing such Normabec Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer to the transferee. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding Normabec Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificates representing First Majestic Shares and Newco Shares as contemplated by this Section 4.1, and (ii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to First Majestic Shares and Newco Shares as contemplated by Section 4.2.

4.2                   Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to First Majestic Shares and Newco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Normabec Shares that were exchanged pursuant to Section 2.3(d), unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Normabec Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole First Majestic Share or Newco Share and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole First Majestic Share or Newco Share.

4.3                   No Fractional Shares. No certificates or scrip representing fractional First Majestic Shares or Newco Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of First Majestic or Newco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of First Majestic or Newco. Any entitlement pursuant to Section 4.1 to fractional First Majestic Shares or Newco Shares shall be rounded down to the nearest whole number of First Majestic Shares and Newco Shares, as the case may be.

4.4                   Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Normabec Shares that were exchanged pursuant to Section 2.3(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more First Majestic Shares and Newco Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing First Majestic Shares and Newco Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to First Majestic, Newco and the Depositary in such sum as they may direct or otherwise indemnify First Majestic, Newco and the Depositary in a manner satisfactory to each of them against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5                   Extinction of Rights. Any certificate which immediately prior to the Effective Time represented outstanding Normabec Shares that were exchanged pursuant to Section 2.3(d) and not deposited, with all other instruments required by Section 4.1 on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of First Majestic or Newco. On such date, the First Majestic Shares and Newco Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to First Majestic or Newco, respectively, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of First Majestic, Newco, Normabec or the Depositary shall be liable to any person in respect of any First Majestic Shares or Newco Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.6                   Withholding and Sale Rights. Each of First Majestic, Newco and the Depositary shall be entitled to deduct and withhold from (i) any First Majestic Shares, Newco Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Normabec Shares, or (ii) any dividend or consideration otherwise payable to any holder of Normabec Shares, First Majestic Shares or Newco Shares such amounts as First Majestic, Newco or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the First Majestic Shares, Newco Shares, dividends or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, each of First Majestic, Newco and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the First Majestic Shares or Newco Shares otherwise issuable or payable to such holder as is necessary to provide sufficient funds to First Majestic, Newco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the First Majestic Shares, Newco Shares or other consideration so sold or disposed of. To the extent that amounts are so withheld or First Majestic Shares or Newco Shares or other consideration are so sold or disposed of, such withheld amounts, or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. None of First Majestic, Newco or the Depositary shall be obligated to seek or obtain a minimum price for any of the First Majestic Shares, Newco Shares or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

ARTICLE 5
AMENDMENTS

5.1                   This Plan of Arrangement may be amended, modified and/or supplemented at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/ or supplement must be (i) set out in writing, (ii) approved by First Majestic and Normabec (on its own behalf and on behalf of Newco), (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to holders of Normabec Securities if and as required by the Court.

5.2                   Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Normabec at any time prior to the Meeting (provided that First Majestic shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3                   Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of Normabec (on its own behalf and on behalf of Newco) and First Majestic, and (ii) if required by the Court, it is consented to by holders of the Normabec Shares and Normabec Warrants voting in the manner directed by the Court.

5.4                   This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.3 in accordance with the terms of the Arrangement Agreement.

5.5                   Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by First Majestic and Newco, provided that it concerns a matter which, in the reasonable opinion of First Majestic and Newco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Normabec Securities.

ARTICLE 6
FURTHER ASSURANCES

6.1                   Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE I

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO CLASS A COMMON SHARES

The Class A Common Shares shall have the following rights, privileges, restrictions and conditions:

1.                   Voting. The holders of the Class A Common Shares are entitled to receive notice of and attend all meetings of the shareholders of the Company and to cast one vote for each share held, except meetings to which only holders of specified classes or series of shares are entitled to vote.

2.                   Dividends. Subject to the rights attaching to any other shares of the Company, the holders of the Class A Common Shares shall be entitled to receive dividends, as and when declared by the directors in their absolute discretion from time to time.

3.                   Participation. Subject to the rights attaching to any other shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs or upon a reduction of capital, the holders of the Class A Common Shares shall be entitled to receive a pro rata portion of the remaining property of the Company.

SCHEDULE II

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO COMMON SHARES

The Common Shares shall have the following rights, privileges, restrictions and conditions:

1.                   Voting. The holders of the Common Shares shall not as such be entitled to receive notice of or to attend any meetings of the shareholders of the Company or to cast any vote thereat, except for meetings at which only holders of that class of shares are entitled to vote.

2.                   Dividends.

(a)

Holders of the Common Shares shall be entitled to receive in priority to any other shares of the Company, if, as and when declared thereon by the board of directors of the Company, a non-cumulative preferential dividend in the amount (if any) declared by the board of directors of the Company.

(b)

No dividends shall be declared or paid in any year on any other shares of the Company unless all dividends which shall have been declared and which remain unpaid on the Common Shares then issued and outstanding shall gave been paid or provided for at the date of such declaration.

(c)	The rights of the holders of the Common Shares to dividends in any year shall be limited to the non-cumulative, preferential dividend specified in this Section 2.

3.                   Participation. Subject to the rights attaching to any other shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs or upon a reduction of capital, the holders of the Common Shares shall be entitled to receive a pro rata portion of the remaining property of the Company.

EXHIBIT C

NORMABEC DISCLOSURE SCHEDULE

Section 3.1.1             Incorporation and organization;

Normabec Mining Resources Ltd is incorporated under the Canada Business Corporation’s Act, is involved in the acquisition, exploration and development of mining properties.

Minera Real Bonanza, S.A. de C.V., subsidiary of Normabec is incorporated under the Mexican law. A S.A de C.V. must consist of at least two shareholders, with no limit on the maximum number, and a minimum capital contribution.

Servicios Minero-Metalúrgicos e Industriales, S.A. de C.V, subsidiary of Minera Real Bonanza is incorporated under the Mexican law. A S.A de C.V. must consist of at least two shareholders, with no limit on the maximum number, and a minimum capital contribution.

Section 3.1.2             Options and Warrants Outstanding;

The Options Outstanding are as follow as at August 31, 2009:

			Number of	Number of
		Exercise	options	options
Expiry date		price	outstanding	exercisable
	$
January 2010		0,15	300,000	300,000
May 2010		0,15	100,000	100,000
February 2011		0,20	150,000	150,000
May 2011		0,45	300,000	300,000
August 2011		0,15	1,300,000	1,300,000
August 2011		0.30	300,000	300,000
October 2011		0.25	300,000	300,000
February 2012		0.50	150,000	150,000
July 2012		0.60	500,000	500,000
June 2013		0.40	400,000	400,000
August 2013		0.30	110,000	110,000
			3,910,000	3,910,000

The Warrants Outstanding are as follow as at August 31, 2009:

	Exercise	Number
Expiry date	price	of shares
	$
December 2009	0.55	1,961,572
January 2010	0.55	2,357,285
		4,318,857

Section 3.1.3      Approvals & Severance payments;

The Approval of this Agreement is subject to regulatory approval including TSX-V.

[REDACTED INFORMATION]

Section 3.1.4       Defaults;

There are no Defaults.

Section 3.1.6       Shares held of other companies;

Normabec held 225,000 shares of First Gold Exploration Inc. (EFG) of which 67,500 are escrowed (release date is February 22, 2010).

Section 3.1.9       Financial information and Inter-company Indebtedness;

Normabec financial statements are prepared in accordance with generally accepted accounting principles.

[REDACTED INFORMATION]

Section 3.1.10       Material Adverse Change since August 31, 2008;

[REDACTED INFORMATION]

Section 3.1.15 Interested Person payments;

Normabec does not have any commitment to any Interested Persons.

Section 3.1.16    Name of employees and contractors;

The following table outlines the names and positions of full time employees, part-time employees and independent contractors.

[Table Redacted]

[REDACTED INFORMATION]

Section 3.1.18   Debt Instruments;

Normabec is not subject to any debt instrument.

Section 3.1.19   Leases of real property & Encumbrances on Mexican Property;

Normabec does not own or have any interest in any leases or real property.

Section 3.1.22   Material Agreements;

The following table lists the Material Agreements:

[Table Redacted]

Section 3.1.26   Banking Information;

Normabec has accounts at each of the following banks:

[Table Redacted]

Section 3.1.28   Licenses;

Other than the mining rights and concessions described in Section 3.1.34, there are no licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or similar type) relating to the Mexican Assets (the “Licences”), and there are no other licences, permits, approvals, consents, certificates, registrations, or authorizations, necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by Normabec or any Normabec Subsidiary where the lack of grant of such would not have a Material Adverse Effect on Normabec.

Section 3.1.33   Environmental Matters;

There have been no audits, assessments and studies with respect to environmental matters relating to Normabec.

Section 3.1.34   Mineral Rights;

LOT	HOLDER	SURFACE (Hectares)	CONCESSION TITLE OR FILE NUMBER	TERM FROM / TO	LOCATION
Unificación Santa Ana	Minera Real Bonanza, S.A. de C.V. (“MRB”)	422.8185	170,599	50 years June 2, 1982 to June, 2032.	Catorce, San Luis Potosí.
Unificación Gran Cuadra de la Unión de Catorceña	MRB	430.6453	171,997	25 years September 21, 1983 to September 20, 2008. *See note 1.	Catorce, San Luis Potosí.
Dolores Trompeta	MRB	61.7696	181,939	25 years December 15, 1987 to December 14, 2012. *See note 1.	Catorce, San Luis Potosí.
I.N.I.R.M	MRB	82.2200	181,937	25 years December 15, 1987 to December 14, 2012. *See note 1.	Catorce, San Luis Potosí.

Dolores	MRB	27.3592	189,485	25 years December 5,1990 to December 4, 2015. *See note 1.	Catorce, San Luis Potosí.
Nueva Descubridora	MRB	2.0990	181,934	25 years December 15, 1987 to December 14, 2012. *See note 1.	Catorce, San Luis Potosí.
Nuevo San Cayetano	MRB	3.5323	181,933	25 years December 15, 1987 to December 14, 2012. *See note 1.	MRB Catorce, San Luis Potosí.
Boquiero	MRB	19.9783	181,230	50 years September 11, 1987 to September 10, 2037.	Catorce, San Luis Potosí.
San Francisco Uno	MRB	36.7884	181,931	25 years December 15, 1987 to December 14, 2012. *See note 1	Catorce, San Luis Potosí.

Ogarrio	MRB	45.3752	181,229	25 years September 11, 1987 to September 10, 2012. *See note 1	Catorce, San Luis Potosí.
Candelaria y Filosofal	MRB	44.6788	177,822	25 years April 29, 1986 to April 28 2011. *See note 1	Catorce, San Luis Potosí.
El Refugio Gran Cuadra	MRB	87.1767	181,415	50 years. September 18, 1987 to September 17, 2037.	Catorce, San Luis Potosí.
Socavón General	MRB	9.8345	175,213	25 years. July 4, 1985 to July 3, 2010. *See note 1	Catorce, San Luis Potosí.
El Negrito	MRB	114.2110	186,473	50 years. April 02, 1990 to April 01, 2040.	Catorce, San Luis Potosí.
Napoleón	MRB	8.0000	191,420	25 years. December 19, 1991 to December 18, 2016 *See note 1	Catorce, San Luis Potosí.
Don Vicente II, Fracc. 1.	MRB	724.7587	230,939	50 years. November 16, 2007 to November 15, 2057.	Catorce, San Luis Potosí.

Don Vicente II, Fracc. 2.	MRB	37.5674	230,940	50 years. November 16, 2007 to November 15, 2057.	Catorce, San Luis Potosí.
Don Vicente II, Fracc. 3.	MRB	88.2448	230,941	50 years. November 16, 2007 to November 15, 2057.	Catorce, San Luis Potosí.
Don Vicente II, Fracc. 4.	MRB	48.6795	230,942	50 years. November 16, 2007 to November 15, 2057.	Catorce, San Luis Potosí.
Bonanza 1	MRB	598.0837	233,084	50 years December 5, 2008 to December 4, 2058	Catorce, San Luis Potosí.
Bonanza 2	MRB	643.7596	233,085	50 years December 5, 2008 to December 4, 2058	Catorce, San Luis Potosí.
BONANZA 3		FOURTEEN FRACTIONS	067/21273		Catorce, SanLuis Potosí
Bonanza 3 fracc. 1	MRB	32.6223	232,045	50 years June 10, 2008 to June 9, 2058	Catorce, San Luis Potosí.
Bonanza 3 Fracc. 2	MRB	15.2854	232,046	50 years June 10, 2008 to June 9, 2058	Catorce, San Luis Potosí.

Bonanza 3 Fracc. 3-B	MRB	1.6630	232,047	50 years June 10, 2008 to June 9, 2058	Catorce, San Luis Potosí.
Bonanza 3 Fracc. 4-C	MRB	2.4220	232,048	50 years June 10, 2008 to June 9, 2058	Catorce, San Luis Potosí.
Bonanza 3 Fracc. 5-D	MRB	1.4287	232,049	50 years June 10, 2008 to June 9, 2058	Catorce, San Luis Potosí.
Bonanza 3 Fracc. 6-E	MRB	28.8909	232,050	50 years June 10, 2008 to June 9, 2058	Catorce, San Luis Potosí.
Bonanza 3 Fracc. 7-F	MRB	0.6306	232,051	50 years June 10, 2008 to June 9, 2058	Catorce, San Luis Potosí.
Bonanza 3 Fracc. 9-H	MRB	2.7158	232,052	50 years June 10, 2008 to June 9, 2058	Catorce, San Luis Potosí.
Bonanza 3 Fracc. 14-M	MRB	11.4817	232,053	50 years June 10, 2008 to June 9, 2058	Catorce, San Luis Potosí.

Note 1. Notwithstanding the actual data contained in the mining concession title, recent rules enacted for mining concessions under the Mexican Mining Law extended their term of existence to 50 years as of the date of registration at the PRM. The PRM records have not yet been updated to reflect this extension of the term of these concessions.

CANTON	RANG	LOT	TITRE	INDEX	DATE_ENR	DATE_EXP	DATE_REN	SUPER	SURPLU_MER	DROITS	TRAVAUX	REN	PARTENAIREDETENTEUR_MRNF
	0020	0003	CDC	CDC 2184375	757/2/2009	7/1/2011	5/1/2011	57.43	122.06 $	52.00 $	1,200.00 $	0	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0021	0001	CDC	CDC 2184376	767/2/2009	7/1/2011	5/1/2011	57.42	122.06 $	52.00 $	1,200.00 $	0	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0021	0002	CDC	CDC 2184377	777/2/2009	7/1/2011	5/1/2011	57.42	122.06 $	52.00 $	1,200.00 $	0	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0021	0003	CDC	CDC 2184378	787/2/2009	7/1/2011	5/1/2011	57.42	122.06 $	52.00 $	1,200.00 $	0	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0021	0060	CDC	CDC 2184379	797/2/2009	7/1/2011	5/1/2011	57.42	122.06 $	52.00 $	1,200.00 $	0	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0017	0001	CDC	CDC 8204	12/17/2003	12/16/2009	10/16/2009	57.46	133.23 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0017	0002	CDC	CDC 8205	12/17/2003	12/16/2009	10/16/2009	57.46	133.23 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0017	0003	CDC	CDC 8206	12/17/2003	12/16/2009	10/16/2009	57.46	706.55 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0017	0004	CDC	CDC 8207	12/17/2003	12/16/2009	10/16/2009	57.45	122.06 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0017	0005	CDC	CDC 8208	12/17/2003	12/16/2009	10/16/2009	57.45	122.06 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0018	0001	CDC	CDC 8209	12/17/2003	12/16/2009	10/16/2009	57.45	2,766.15 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0018	0002	CDC	CDC 8210	12/17/2003	12/16/2009	10/16/2009	57.45	1,695.86 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0018	0003	CDC	CDC 8211	12/17/2003	12/16/2009	10/16/2009	57.45	592.08 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0019	0001	CDC	CDC 8212	12/17/2003	12/16/2009	10/16/2009	57.44	1,734.97 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0019	0002	CDC	CDC 8213	12/17/2003	12/16/2009	10/16/2009	57.44	131.12 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0019	0003	CDC	CDC 8214	12/17/2003	12/16/2009	10/16/2009	57.44	122.06 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0020	0001	CDC	CDC 8215	12/17/2003	12/16/2009	10/16/2009	57.43	17,085.18 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0020	0002	CDC	CDC 8216	12/17/2003	12/16/2009	10/16/2009	57.43	17,085.18 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0017	0060	CDC	CDC 8217	12/17/2003	12/16/2009	10/16/2009	57.46	122.06 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0018	0059	CDC	CDC 8218	12/17/2003	12/16/2009	10/16/2009	57.45	122.06 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0018	0060	CDC	CDC 8219	12/17/2003	12/16/2009	10/16/2009	57.45	122.06 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0019	0059	CDC	CDC 8220	12/17/2003	12/16/2009	10/16/2009	57.44	17,085.17 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0019	0060	CDC	CDC 8221	12/17/2003	12/16/2009	10/16/2009	57.44	17,085.18 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0020	0059	CDC	CDC 8222	12/17/2003	12/16/2009	10/16/2009	57.43	17,085.18 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0020	0060	CDC	CDC 8223	12/17/2003	12/16/2009	10/16/2009	57.43	17,085.18 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Tavernier	0001	0030	CL	CL 5269186	1/5/2004	1/4/2010	11/4/2009	16	122.06 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Tavernier	0001	0031	CL	CL 5269187	1/5/2004	1/4/2010	11/4/2009	16	122.06 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Tavernier	0001	0032	CL	CL 5269188	1/5/2004	1/4/2010	11/4/2009	16	122.06 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Tavernier	0001	0033	CL	CL 5269189	1/5/2004	1/4/2010	11/4/2009	16	122.06 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Pershing	0042	0033	CL	CL 5269190	1/5/2004	1/4/2010	11/4/2009	16	122.06 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Pershing	0042	0034	CL	CL 5269191	1/5/2004	1/4/2010	11/4/2009	16	848.52 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Pershing	0042	0035	CL	CL 5269192	1/5/2004	1/4/2010	11/4/2009	16	122.05 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Pershing	0042	0036	CL	CL 5269193	1/5/2004	1/4/2010	11/4/2009	16	122.05 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Pershing	0042	0037	CL	CL 5269194	1/5/2004	1/4/2010	11/4/2009	16	122.05 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0027	CL	CL 4406951	7/8/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0027	CL	CL 4406952	7/8/1986	4/14/2011	2/12/2011	16	16,942.83 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0027	CL	CL 4406953	7/8/1986	4/14/2011	2/12/2011	16	78,546.51 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0027	CL	CL 4406954	7/8/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0026	CL	CL 4406955	7/8/1986	4/14/2011	2/12/2011	16	17,469.25 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0026	CL	CL 4406961	7/8/1986	4/15/2011	2/13/2011	16	102,954.86 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0026	CL	CL 4406962	7/8/1986	4/15/2011	2/13/2011	16	89,682.80 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0026	CL	CL 4406963	7/8/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0025	CL	CL 4406964	7/8/1986	4/15/2011	2/13/2011	16	7,489.58 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0025	CL	CL 4406965	7/8/1986	4/15/2011	2/13/2011	16	46,249.66 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0019	0031	CL	CL 4452131	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0031	CL	CL 4452132	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0031	CL	CL 4452133	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0028	CL	CL 4452192	11/19/1987	11/18/2010	9/18/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0029	CL	CL 4452193	11/19/1987	11/18/2010	9/18/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0030	CL	CL 4452194	11/19/1987	11/18/2010	9/18/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0032	CL	CL 4452195	11/19/1987	11/18/2010	9/18/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0028	CL	CL 4488892	7/8/1986	4/14/2011	2/12/2011	16	14,596.13 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0028	CL	CL 4488893	7/8/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0028	CL	CL 4488894	7/8/1986	4/14/2011	2/12/2011	16	27,533.93 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0028	CL	CL 4488895	7/8/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0030	CL	CL 4488901	7/8/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0029	CL	CL 4488902	7/8/1986	4/15/2011	2/13/2011	16	15,951.84 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0029	CL	CL 4488903	7/8/1986	4/15/2011	2/13/2011	16	79,267.97 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0029	CL	CL 4488904	7/8/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0029	CL	CL 4488905	7/8/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0031	CL	CL 4488912	11/20/1987	11/19/2010	9/19/2010	16	27,949.43 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0031	CL	CL 4488913	11/20/1987	11/19/2010	9/19/2010	16	285,516.45 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0032	CL	CL 4488914	11/20/1987	11/19/2010	9/19/2010	16	182,288.58 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0032	CL	CL 4488921	11/20/1987	11/19/2010	9/19/2010	16	22,230.96 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0031	CL	CL 4488922	11/20/1987	11/19/2010	9/19/2010	16	103,518.47 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0032	CL	CL 4488923	11/20/1987	11/19/2010	9/19/2010	16	11,972.77 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0030	CL	CL 4488924	7/8/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0030	CL	CL 4488925	7/8/1986	4/15/2011	2/13/2011	16	103,203.69 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0025	CL	CL 4488961	7/8/1986	4/14/2011	2/12/2011	16	44,702.69 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0025	CL	CL 4488962	7/8/1986	4/14/2011	2/12/2011	16	38,335.43 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0024	CL	CL 4488963	7/8/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0024	CL	CL 4488964	7/8/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0024	CL	CL 4488981	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0025	CL	CL 4488982	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0012	0031	CL	CL 4488983	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0026	CL	CL 4488984	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0027	CL	CL 4488985	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0027	CL	CL 4488991	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0016	0027	CL	CL 4488992	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0015	0026	CL	CL 4488993	11/19/1987	11/18/2010	9/18/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0015	0027	CL	CL 4488994	11/19/1987	11/18/2010	9/18/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0030	CL	CL 4488995	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0023	CL	CL 4489061	8/15/1986	4/14/2011	2/12/2011	16	12,798.65 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0024	CL	CL 4489062	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0025	CL	CL 4489063	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0012	0032	CL	CL 4489064	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0017	0026	CL	CL 4489065	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0016	0023	CL	CL 4489071	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0016	0024	CL	CL 4489072	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0016	0025	CL	CL 4489073	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0014	0013	CL	CL 4489074	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0016	0026	CL	CL 4489075	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)

CANTON	RANG	LOT	TITRE	INDEX	DATE_ENR	DATE_EXP	DATE_REN	SUPER	SURPLU_MER	DROITS	TRAVAUX	REN	PARTENAIREDETENTEUR_MRNF
Noyon	0019	0024	CL	CL 4489571	8/15/1986	4/14/2011	2/12/2011	16	11,947.28 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0019	0025	CL	CL 4489572	8/15/1986	4/14/2011	2/12/2011	16	26,122.05 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0013	0031	CL	CL 4489573	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0019	0026	CL	CL 4489574	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0019	0027	CL	CL 4489575	8/15/1986	4/14/2011	2/12/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0019	0028	CL	CL 4489581	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0019	0029	CL	CL 4489582	8/15/1986	4/15/2011	2/13/2011	16	10,168.66 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0019	0030	CL	CL 4489583	8/15/1986	4/15/2011	2/13/2011	16	4,554.10 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0028	CL	CL 4489584	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0029	CL	CL 4489585	8/15/1986	4/15/2011	2/13/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0013	0012	CL	CL 4587441	11/27/1987	11/26/2010	9/26/2010	6	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0020	CL	CL 4587571	6/26/1987	5/5/2011	3/5/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0021	CL	CL 4587572	6/26/1987	5/5/2011	3/5/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0022	CL	CL 4587573	6/26/1987	5/5/2011	3/5/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0023	CL	CL 4587574	6/26/1987	5/5/2011	3/5/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0024	CL	CL 4587575	6/26/1987	5/5/2011	3/5/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0025	0020	CL	CL 4587581	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0025	0021	CL	CL 4587582	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0025	0022	CL	CL 4587583	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0025	0023	CL	CL 4587584	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0025	0024	CL	CL 4587585	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0025	CL	CL 4587621	6/26/1987	5/5/2011	3/5/2011	16	3,304.98 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0025	0025	CL	CL 4587622	6/26/1987	5/5/2011	3/5/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0025	0026	CL	CL 4587623	6/26/1987	5/5/2011	3/5/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0026	CL	CL 4587624	6/26/1987	5/5/2011	3/5/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0027	CL	CL 4587625	6/26/1987	5/5/2011	3/5/2011	16	2,445.83 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0028	CL	CL 4587631	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0029	CL	CL 4587632	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0024	0030	CL	CL 4587633	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0030	CL	CL 4587634	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0031	CL	CL 4587635	6/26/1987	5/6/2011	3/6/2011	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0033	CL	CL 5273488	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0034	CL	CL 5273489	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0035	CL	CL 5273490	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0023	0036	CL	CL 5273495	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0033	CL	CL 5273496	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0034	CL	CL 5273497	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0035	CL	CL 5273498	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0022	0036	CL	CL 5273499	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0033	CL	CL 5273977	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0034	CL	CL 5273978	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0035	CL	CL 5273979	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0036	CL	CL 5273980	5/31/2007	5/30/2011	3/30/2011	16	1,346.15 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0033	CL	CL 5273982	5/31/2007	5/30/2011	3/30/2011	16	0.00 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0034	CL	CL 5273983	5/31/2007	5/30/2011	3/30/2011	16	0.00 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0035	CL	CL 5273984	5/31/2007	5/30/2011	3/30/2011	16	0.00 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0020	0036	CL	CL 5273985	5/31/2007	5/30/2011	3/30/2011	16	0.00 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0033	CL	CL 5273986	5/31/2007	5/30/2011	3/30/2011	16	0.00 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0034	CL	CL 5273987	5/31/2007	5/30/2011	3/30/2011	16	0.00 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0035	CL	CL 5273988	5/31/2007	5/30/2011	3/30/2011	16	0.00 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0018	0036	CL	CL 5273989	5/31/2007	5/30/2011	3/30/2011	16	0.00 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Noyon	0021	0037	CL	CL 5273990	5/31/2007	5/30/2011	3/30/2011	16	1,346.20 $	26.00 $	500.00 $	1	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0017	0035	CL	CL 3709441	3/16/1978	2/23/2011	12/24/2010	16	24,419.87 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0017	0034	CL	CL 3709442	3/16/1978	2/23/2011	12/24/2010	16	11,404.32 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0016	0034	CL	CL 3709443	3/16/1978	2/23/2011	12/24/2010	16	740,057.40 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0015	0034	CL	CL 3709444	3/16/1978	2/23/2011	12/24/2010	16	2,009,922.51 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0015	0035	CL	CL 3709445	3/16/1978	2/23/2011	12/24/2010	16	466,559.42 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0018	0033	CL	CL 3709451	3/16/1978	2/26/2011	12/27/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0018	0032	CL	CL 3709452	3/16/1978	2/26/2011	12/27/2010	16	46,645.50 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0018	0031	CL	CL 3709453	3/16/1978	2/26/2011	12/27/2010	16	19,851.69 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0018	0030	CL	CL 3709454	3/16/1978	2/26/2011	12/27/2010	16	34,395.34 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0018	0029	CL	CL 3709455	3/16/1978	2/26/2011	12/27/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0014	0034	CL	CL 3709461	3/16/1978	2/24/2011	12/25/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0014	0033	CL	CL 3709462	3/16/1978	2/24/2011	12/25/2010	16	12,100.29 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0014	0032	CL	CL 3709463	3/16/1978	2/24/2011	12/25/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0015	0033	CL	CL 3709464	3/16/1978	2/24/2011	12/25/2010	16	83,196.14 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0016	0032	CL	CL 3709465	3/16/1978	2/24/2011	12/25/2010	16	35,765.34 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0016	0033	CL	CL 3709471	3/16/1978	2/24/2011	12/25/2010	16	200,446.69 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0017	0033	CL	CL 3709472	3/16/1978	2/24/2011	12/25/2010	16	15,199.57 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0017	0032	CL	CL 3709473	3/16/1978	2/24/2011	12/25/2010	16	779.14 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0017	0031	CL	CL 3709474	3/16/1978	2/24/2011	12/25/2010	16	779.14 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0016	0031	CL	CL 3709475	3/16/1978	2/24/2011	12/25/2010	16	0.00 $	26.00 $	1,000.00 $	10	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0013	0036	CL	CL 5137545	3/13/1995	3/12/2011	1/10/2011	16	0.00 $	26.00 $	1,000.00 $	7	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0013	0037	CL	CL 5137546	3/13/1995	3/12/2011	1/10/2011	16	0.00 $	26.00 $	1,000.00 $	7	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0013	0038	CL	CL 5137547	3/13/1995	3/12/2011	1/10/2011	16	0.00 $	26.00 $	1,000.00 $	7	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Duparquet	0013	0035	CL	CL 5137548	3/13/1995	3/12/2011	1/10/2011	16	23,640.32 $	26.00 $	1,000.00 $	7	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0049	CDC	CDC 59282	3/16/2005	3/15/2011	1/13/2011	42	0.00 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0050	CDC	CDC 59283	3/16/2005	3/15/2011	1/13/2011	41.95	0.00 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0051	CDC	CDC 59284	3/16/2005	3/15/2011	1/13/2011	41.91	0.00 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0041	CDC	CDC 8515	1/7/2004	1/6/2010	11/6/2009	46.6	820.66 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0042	CDC	CDC 8516	1/7/2004	1/6/2010	11/6/2009	42.34	234.82 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0043	CDC	CDC 8517	1/7/2004	1/6/2010	11/6/2009	42.3	231.20 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0044	CDC	CDC 8518	1/7/2004	1/6/2010	11/6/2009	42.23	224.86 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0045	CDC	CDC 8519	1/7/2004	1/6/2010	11/6/2009	42.2	422.14 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0046	CDC	CDC 8520	1/7/2004	1/6/2010	11/6/2009	42.15	217.62 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0047	CDC	CDC 8521	1/7/2004	1/6/2010	11/6/2009	42.1	213.09 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
Figuery	0002	0048	CDC	CDC 8522	1/7/2004	1/6/2010	11/6/2009	42.05	208.56 $	52.00 $	1,200.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0025	0051	CDC	CDC 8523	1/7/2004	1/6/2010	11/6/2009	15.39	0.00 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)
	0024	0051	CDC	CDC 9592	1/7/2004	1/6/2010	11/6/2009	18.72	0.00 $	26.00 $	500.00 $	2	Ressources Minières Normabec Ltée (2160) 100% (responsable)

     Liste des titres miniers
Projet Verneuil 1217
En date du 14 septembre 2009

4347651	1129031	1129043
4347652	1129032	1129044
4347653	1129033	1129045
4347654	1129034	1129046
4455995	1129035	1129047
4627982	1129036	1129048
4627983	1129038	1129049
5220568	1129039	1129050
5263108	1129040	1129051
1129029	1129041	1129052
1129030	1129042	1129053

Total de 33 titres miniers
1 159.58 ha

Localisés dans le SNRC 32F 02

Liste des titres miniers
Projet Dompierre 1328-1
En date du 14 septembre 2009

1020258	1029861	5239967	5239991
1020259	1029863	5239968	5239992
1020260	1037971	5239969	5239993
5239721	1037972	5239972	5239994
5239722	5239952	5239973	5240005
5239723	5239953	5239974	5240006
5239724	5239954	5239975	5240007
5239728	5239955	5239976	5240008
5239729	5239956	5239977	5240010
5239730	5239957	5239978	5240012
5239731	5239958	5239979	5240036
5239621	5239959	5239982	5240042
5239622	5239960	5239983	5240043
5239623	5239961	5239985	5240044
5239624	5239962	5239986	5240045
5239625	5239963	5239987	5240046
5239626	5239964	5239988	5240047
1029859	5239965	5239989	5240048
1029860	5239966	5239990	5239984

Total de 76 titres miniers
1 561.15 ha

     Localisés dans le SNRC 32J 10

Liste des titres miniers Projet Armagnac 1345-1 En date du 14 septembre 2009

1117973	1129780
1117974	1129781
1117975	1129782
1129779

Total de 7 titres miniers 382.09 ha Localisés dans le SNRC 32J 09

Section 3.1.36     Expenses of the Arrangement.

The following is a reasonable estimate of all Third Party Expenses related to the Arrangement:

[Table Redacted]